03006899

AR/S

P.E.
12-31-02



one tough year



one tough company

Belden INC.

annual report 2002

For Belden and virtually the entire wire and cable industry, 2002 was no laughing matter. *It was the second straight year of falling demand. It was a year of layoffs and downsizing. It was, in short, a year most of us would like to forget. Still, it is a year that offered opportunity – the opportunity to review our strategy and improve our competitive position for 2003 and beyond.*

Financial Highlights

($ in thousands, except per share amounts)

	2002	2001	2000
Revenues	**$ 813,348**	$ 968,369	$ 1,169,255
Change compared with prior year	**(16.0)%**	(17.2)%	42.8%
Operating earnings/(loss)	**$ (6,048)**	$ 60,256	$ 103,985
Operating margin	**(0.7)%**	6.2 %	8.9%
Net income/(loss)	**$ (15,893)**	$ 30,958	$ 52,843
Change compared with prior year	**(151.3)%**	(41.4)%	47.1%
Diluted earnings/(loss) per share	**$ (0.64)**	$ 1.25	$ 2.14
Total assets	**$ 743,539**	$ 722,690	$ 795,768
Debt	**$ 203,242**	$ 234,703	$ 272,630
Stockholders' equity	**$ 307,195**	$ 314,245	$ 287,669
Debt as a percent of total capitalization	**40 %**	43 %	49%
Dividend per common share	**$ 0.20**	$ 0.20	$ 0.20
Return on equity	**(5)%**	10 %	20%
Return on total capitalization	**(3)%**	5 %	10%
Return on total assets	**(2)%**	4 %	7%

Certain reclassifications have been made to prior year amounts to make them comparable to current year


$664
$819
$1,169
$968
$813
'98
'99
'00
'01
'02

Revenues
(in millions)


42.6%
53.4%
48.7%
42.8%
39.8%
'98
'99
'00
'01
'02

Debt as a percent of total capital


$1.35
$1.47
$2.14
$1.25
'98
'99
'00
'01
'02
$(0.64)

Diluted earnings/(loss) per share

To Our Shareholders,

The year 2002 was one of the most difficult in Belden's 100-year history. *We had high hopes of rebounding from the downturn of 2001 and celebrating our centennial year with stronger revenues and earnings.*

In spite of a recovering economy and optimistic forecasts from a number of sources, the manufacturing sector remained mired in recession for a second straight year. Telecommunications, Internet and other tech sector businesses, our prime customer bases, were most affected. As a result, Belden's revenues fell by 16% to $813 million, and we recorded a loss of $16 million for the year. The loss was the result of our decision to exit certain non-core product lines, further reduce our manufacturing capacity and recognize impairment in some of our assets' value. From a pure operating viewpoint, Belden was able to generate profits in every quarter, albeit at lower levels than last year.

On September 25, 2002, Belden reached the 100-year milestone as an incorporated business. To commemorate the event, a small delegation of longtime Belden employees, led by 46-year-veteran Dan Cappa, rang the closing bell to end trading on the New York Stock Exchange that day. Our 100th birthday was celebrated throughout the company with pride and excitement, but our enjoyment was tempered by the knowledge that approximately 2,000 of our associates lost their jobs because of declining business levels. It is a testament to the outstanding character of Belden associates that we have sustained internal enthusiasm and strong customer focus at a time of such severe reductions. Their commitment and dedication to the company's long-term welfare and mission reinforce my confidence in Belden's ability to make the most out of whatever the markets throw at us.

While our 2002 financial results were disappointing, we found reassurance in Belden's inherent strength and the soundness of our strategy. Our conservative balance sheet enables us to build for the future at a time when many in our industry are fighting for survival.

This is no accident. Belden has been pursuing a deliberate strategy of controlled growth built around the Belden brand name. We have chosen to concentrate on specific applications in communications and electronics. These areas demand highly engineered products with strict quality and performance requirements. We have also chosen to focus on metallic-based products, mainly copper, where we have extensive experience and expertise. Finally, we have chosen to develop worldwide capabilities. We believe that our ability to serve multinational customers in communications and electronics technology will be an advantage as world trade and the globalization of business activities increase.

Belden continued to execute this strategy throughout 2002. Cash flow remained healthy and permitted us to continue investing in cost reduction and efficiency improvements in both our organization and our facilities. Operating results, while not satisfactory, remain positive, and we still have the flexibility to make acquisitions. In October, we acquired the assets of the Norcom Division of Cable Design Technologies. Norcom serves Bell Canada and a number of other communications customers in both Canada and the United States. This acquisition improves our competitive position in the North American communications market.

Early in the year, as employment levels fell, we reorganized our management team to better address current opportunities. Richard K. Reece returned to the corporate office as Vice President, Finance and Chief Financial Officer after successfully completing a three-year assignment to integrate the Belden Communications Division acquired in 1999. Robert Matz joined Belden in May as

President, North American Communications Division. Mr. Matz's extensive experience in high volume manufacturing is valuable as we strive to be one of the world's best cable manufacturers. We also strengthened our European organization with the appointment of D. Larrie Rose as President of Belden Europe. Mr. Rose's expertise in marketing will be focused on further developing customer preferences for Belden branded products in the European market.

Finally, I am pleased to report that Belden is untouched by corporate scandal. We have always placed a high value on appropriate corporate behavior and governance standards.

Belden has long followed most of the policies and practices that are now being mandated by the New York Stock Exchange or under the Sarbanes-Oxley Act. For example, Belden has had a written ethical conduct and conflicts of interest policy for more than 20 years. This policy, which prohibits activities by employees that could create a conflict of interest, is reviewed and renewed annually with employees. Belden's Board of Directors has never had more than one insider, the CEO, as a member since the company became publicly traded in 1993. Likewise, our compensation and audit committees have always been comprised solely of independent outside directors and governed by written charters.

The Sarbanes-Oxley Act requirement that we, as responsible management, certify our financial statements is only a minor change in procedure for Belden. We have always felt that our signatures on the filings we make to the SEC and other agencies were tantamount to certification, so we are certifying our statements without reservation.

We have also adopted the proposed New York Stock Exchange requirement for an independent Governance and Nominating Committee of the Board. In the past, governance and nominating functions were handled by the Board acting as a committee of the whole, working with a recruiting firm to identify the best independent candidates. In November, we formally created a separate Governance and Nominating Committee comprised of six independent, outside directors. The Chairman of that committee, Mr. Whitson Sadler, will preside at periodic meetings of the Board of Directors that exclude all management representatives.

We welcome the strengthening of corporate oversight because we believe that the investing public is entitled to high ethical standards from the leaders of enterprises in which they invest, and that companies with high standards are better for our economy and our society.

I am confident that Belden will rebound. Our financial performance will improve. Our revenues will increase. The industries we serve—communications and electronics—are integral and important contributors to future economic growth. Given our high value-added product offering, our brand positioning and our sound financial management, we believe Belden is among the most attractive companies in our industry. In short, we are approaching the future with optimism and confidence that Belden's first century of business is mere preparation for the opportunities and challenges of the next.

C. Baker Cunningham
Chairman of the Board
President and Chief Executive Officer


CEO


STRATEGIC
PLANNING
IN
SESSION



What's different today?

The wire and cable market is in a deep and widespread cyclical downturn. *Predicting the future - especially the turning points of a business cycle - has never been easy. That's why Belden relies on a sound long-term strategy that can withstand the industry's inherent ups and downs.*

Has the wire and cable industry changed?

Certainly. All industries are in a constant state of change. In the near-term, wire and cable demand is down as technology, communications and industrial companies cut back on spending.

We believe demand for wire and cable will recover when companies begin addressing the maintenance, upgrades and new construction needs they are now deferring. Longer term, people will continue to demand more electronics and faster communication in almost every facet of daily life.

Belden has experienced many market cycles in its 100-year history. Each has taught us the value of remaining true to our basic strategy. That's why we continue to concentrate on the electronics and communications markets.

The products that serve these markets have above-average growth potential and provide the best opportunities for adding value. Belden occupies a premium position in both markets, and is often the preferred choice of customers with demanding applications. We continue, even in this down market, to design and introduce new, higher performing products.

Over the years we have also learned the advantage of maintaining a healthy financial position. This competitive advantage is especially important at a time of market weakness. It enables us to continue building our company by investing in efficiency improvements, market development and acquisitions.


"...and they used generic cable instead of Belden."

Who cares about brand?

Our customers. *They associate the Belden brand name with quality and innovation. That's why we remain committed to delivering next-generation products and high quality service.*

You may not think twice about the cable in your home or office. But to the people who specify wire and cable for factory automation, computer networks and television studios, brand matters.

To these professionals, Belden is one of the most widely known and trusted names in the specialty wire and cable business.

Our data cables meet and usually exceed industry standards. We have pioneered cables with next-generation performance beyond any existing standards. The Belden brand name is a customer's assurance that a product will actually deliver as advertised.

In the entertainment business, audio/video professionals at the major broadcast networks and those responsible for producing the Olympics, major golf tournaments and many other events repeatedly insist on Belden wire and cable. They know they can rely on the quality and performance of our products and that Belden can deliver the needed quantities when and where they want.

Belden is also the most recognized brand name in America for factory automation cables. In fact, many of our part numbers have become de-facto nomenclature for certain types of cable constructions. Many of our competitors publish cross-references to our part numbers when marketing their products.

We have attained this leadership position, in part, through our ongoing success in expanding the capabilities of metallic wire and cable – often far beyond what others expected or thought possible. In 2002, for example, we introduced new products that capitalize on our patented Bonded-Pairs technology. In cooperation with one of our key distribution partners, Belden Bonded-Pair cable is an integral part of a new technology that enables customers to integrate their video surveillance systems into their data networks.


WIRE AND CABLE
GOTCHA!
AND CABLE

Isn't wire and cable a dying market?

For many applications, you still can't beat metallic wire *and cable for its high performance and attractive price. Although the market for our products faltered in 2002, there remains a huge installed base of copper cable that will need to be upgraded and maintained for decades to come.*

Copper wire is typically used to carry signals from one place to another. It does this job simply, efficiently and at low cost. Most of the alternatives to copper wire require expensive electronics to convert the signal into a transportable form. Some applications have the traffic or mobility requirements to justify the expense of electronic conversions. Most do not.

The copper network, unlike portions of the fiber optic network, has not been overbuilt. Yet, we estimate U.S. communications service providers spent less than $1 billion in the past year to maintain and extend the country's existing $100 billion copper base. Spending has fallen dramatically since 2000 because of financial, regulatory and other issues facing communications companies. We expect demand to recover when maintenance spending increases, even if network upgrades are delayed a few more years.

The market for specialty electronic cables is another slumbering giant. Take, for example, Belden's largest electronic market, industrial automation and security. As long as people need to monitor and control automated equipment, there will be a need for high quality, highly engineered cable. Demand for Belden's industrial products should improve when manufacturing capital spending picks up.

Likewise, our entertainment cable markets should improve when standards for HDTV are clarified and as television and radio studios convert to digital technology. Demand for data cables has slackened following the massive upgrades related to Y2K. But the drive for faster speeds and greater bandwidth is here to stay, and Belden is a market leader in delivering these.



one tough company



one tough competitor

Survival of the fittest?

2002 was a tough year, *and Belden had to make some tough decisions. Our objective is not simply to survive – but to grow stronger.*

Plant closings and staff reductions are never easy, but sometimes necessary to insure the ongoing health of an organization. 2002 was such a time for Belden.

Revenues in 2002 were 30% below their peak level in 2000. We responded by aggressively addressing over capacity issues, re-evaluating our product lines and taking a critical look at our future prospects.

As a result, we reduced employment by about 2,000 people or 30% of our total workforce. We also decided to exit certain non-strategic products that have become less attractive over time. This decision will allow us to eliminate some equipment and rebalance production, helping us save on wages and other variable costs. By vacating 700,000 square feet – about 15% – of our manufacturing space, we expect also to substantially reduce our fixed costs.

We acquired a communications cable plant in Kingston, Ontario in 2002 – a strategic acquisition at an attractive price. We are in the process of consolidating its production and sales volume with our larger communications plant in Phoenix, Arizona. The acquisition brings with it new customers and a few new products. Productivity improvements in Phoenix have positioned us to respond quickly, with improved operating leverage, when customer demand recovers.

None of these achievements would have been possible without the strong, positive cash flow that enabled us to fund these projects, purchase the Kingston business and still reduce debt by $30 million.

Belden did indeed have some tough decisions to make in 2002. But we made them from a position of strength, to create an even stronger company for many years to come.



Belden board members. Front row, left to right: Bernard Rethore, Whitson Sadler, Christopher Byrnes. Back row, left to right: Lorne Bain, Baker Cunningham, Arnold Donald, John Monter.

Directors

Lorne D. Bain
(Director since 1993; Age 61)
Audit Committee Member
Governance and Nominating Committee Member

Christopher I. Byrnes
(Director since 1995; Age 53)
Compensation Committee Chairman
Governance and Nominating Committee Member
Dean, School of Engineering and Applied Science, Washington University.

C. Baker Cunningham
(Director since 1993; Age 61)
Chairman of the Board, President and Chief Executive Officer, Belden Inc.

Arnold W. Donald
(Director since 2000, Age 48)
Audit Committee Member
Governance and Nominating Committee Member
Chairman and Chief Executive Officer, Merisant, a global marketer of sweeteners under the brands Equal® and Canderel®.

John M. Monter
(Director since 2000; Age 55)
Compensation Committee Member
Governance and Nominating Committee Member
Chairman, President and Chief Executive Officer, Brand Holdings, LLC, a supplier of scaffolding and specialty industrial services.

Bernard G. Rethore
(Director since 1997; Age 61)
Audit Committee Chairman
Governance and Nominating Committee Member
Chairman of the Board, Emeritus, Flowserve Corporation, global producer of highly engineered pumps, precision seals, valves and valve actuators, and flow management services.

Whitson Sadler
(Director since 2000; age 62)
Governance and Nominating Committee Chairman
Presiding director for executive sessions of non-management directors
Compensation Committee Member
Director, Solvay S.A., a Belgium-based producer of chemicals, plastics and pharmaceuticals.

Officers

C. Baker Cunningham (Age 61)
Chairman of the Board, President and Chief Executive Officer

Kevin L. Bloomfield (Age 51)
Vice President, Secretary and General Counsel

Stephen H. Johnson (Age 53)
Treasurer

Robert W. Matz (Age 56)
Vice President, Operations and President, Belden Communications

Richard K. Reece (Age 47)
Vice President, Finance and Chief Financial Officer

D. Larrie Rose (Age 55)
Vice President, Operations and President, Belden Holdings, Inc.

Cathy O. Staples (Age 52)
Vice President, Human Resources

Peter J. Wickman (Age 54)
Vice President, Operations and President, Belden Electronics

and now the 10-K...

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to __________

Commission File No. 1-12280

BELDEN INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	76-0412617
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

7701 Forsyth Boulevard
Suite 800
St. Louis, Missouri 63105
(Address of Principal Executive Offices and Zip Code)

(314) 854-8000
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	The New York Stock Exchange
Preferred Stock Purchase Rights	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports),and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined Rule 12b-2 of the Act). Yes✓ No___

At June 28, 2002, the aggregate market value of Common Stock held by non-affiliates was $512,912,955 based on the closing price ($20.84) of such stock on such date.

There were 25,262,091 shares of Common Stock outstanding on March 6, 2003.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Belden Inc. Proxy Statement for the Annual Meeting of Stockholders to be held on May 6, 2003 (the "Proxy Statement") (incorporated by reference into Part III).

TABLE OF CONTENTS

PART I

Item 1. Business

General

Belden designs, manufactures and markets metallic and fiber optic wire and cable products for the electronics and communications markets. It has been in the business of manufacturing wire and cable for over 100 years. The business was founded as Belden Manufacturing Company, which began manufacturing silk insulated wire and insulated magnet wire in Chicago in 1902. In 1980, the business was acquired by Crouse-Hinds Company and, in 1981, by Cooper Industries, Inc. ("Cooper") as part of Cooper's acquisition of Crouse-Hinds Company. From 1981 until July 1993, the business was operated as an unincorporated division of Cooper.

In 1993, the business was transferred to Belden Wire & Cable Company ("BWC"), a wholly-owned subsidiary of Belden Inc., in connection with the October 6, 1993 initial public offering by Cooper of 23,500,000 shares of common stock of Belden Inc. In 1995 and 1996, an additional 2,500,000 shares of common stock, which were originally retained by Cooper, were sold to the public. In June 1999, Belden Inc. acquired all the outstanding shares of Cable Systems Holding Company and its subsidiary Cable Systems International Inc., now Belden Communications Company ("BCC"). With the acquisition of BCC, Belden began reporting under two business segments: Electronics and Communications. For more information regarding Belden acquisitions, see "Note 6: Acquisitions" of Belden's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Belden Inc., the publicly-traded parent company, is a Delaware corporation incorporated in 1993. Substantially all of its operations are conducted through BWC, BCC and its other subsidiaries.

As used herein, unless a business segment is identified or the context otherwise requires, "Belden" and the "Company" refer to Belden Inc. and its subsidiaries as a whole. Financial information about Belden's two business segments appears in "Note 21: Industry Segments and Geographic Information" of Belden's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

The Company's major markets are:

- Industrial, including products used in factory automation applications, signal and control systems, security systems, industrial equipment and instrumentation equipment
- Networking, including products used within the premises for the transmission of voice, data or video, generally utilized in computer networks
- Entertainment & OEM, including products used in broadcast (such as professional broadcasters, sports stadiums and arenas) and original equipment manufacturer (OEM) applications
- Communications, including products used for telecom applications (such as outside plant wire and cable and central office cable) and broadband products.

Belden meets the demands of these markets with various product configurations, which include multiconductor products, coaxial cables, fiber optic cables, heat-shrinkable tubing and wire management products, and lead, hook-up and other wire products. A more detailed description of certain of these product configurations follows.

Multiconductor Product Configurations. A multiconductor cable consists of two or more insulated conductors that are cabled together, individually twisted into pairs or run in a parallel configuration as a flat cable. Insulation may be extruded or laminated over bare conductors, and separately insulated conductors may be bonded or woven together. A cable may be unshielded, have individually shielded pairs or have an overall shield. The cable is covered with an overall jacket.

Coaxial Product Configurations. Coaxial cable consists of a central inner conductor surrounded by a concentric outer conductor or shield. A dielectric material separates the two conductors and a jacket covers the overall construction. The inner conductor is usually copper or copper-covered steel, while the outer conductor is usually a metallic tape or a wire braid. Various insulating and jacketing materials are used.

Fiber Optic Product Configurations. Fiber optic cables transmit light signals through glass or plastic fibers. Fiber optic cables may be either multimode or single mode. Belden manufactures multimode fiber optic cables for use in data networking and other applications.

Lead, Hook-up and Other Wire Product Configurations. Lead and hook-up wire consist of single conductor wire that is used for electrical leads.

Markets and Products for Electronics Segment

The Company's Electronics business segment designs, manufactures and markets metallic and fiber optic wire and cable products that serve the Industrial, Networking, Entertainment & OEM and Communications markets, as described in more detail below. The Company's Electronics business segment contributed approximately 70%, 66% and 69% of Belden's consolidated revenues in 2002, 2001 and 2000, respectively.

Industrial. The Industrial market uses a broad range of products supporting applications from advanced industrial networking to the traditional instrumentation and control systems. These products are used in various discrete manufacturing and process operations involving the connection of computers, programmable controllers, robots, operator interfaces, motor drives and other devices. Other applications include traffic signal cable and cable for fire alarm, smoke detection, sprinkler control and security systems. Many industrial environments, such as petrochemical and harsh-environment operations, require cables with exterior armor or jacketing materials that can endure physical abuse and exposure to chemicals, extreme temperatures and outside elements. Belden manufactures and markets multiconductor, coaxial and fiber optic products designed for all these applications. Belden also manufactures electrical wire used for the industrial power markets. Belden sells these industrial products primarily through wire specialist distributors, industrial distributors and re-distributors.

Also within the Industrial market, computer equipment and micro-processor controllers require various multiconductor, flat and coaxial products to interconnect peripheral devices such as printers and sensors. Belden supplies products to support these applications. Belden also supplies heat-shrinkable tubing and wire management products to protect and harness wire and cable assemblies. Belden's primary market channels for these products are direct sales to computer and instrumentation OEMs and sales through assembly houses and distributors.

Networking. In the Networking market, Belden supplies both shielded and unshielded multiconductor cables, and to a lesser extent coaxial and fiber optic cables, for use within the premises (hence the use of the term "premise" products) for the transmission of voice, data, video or a combination of these. Networking products are generally used as the backbone of computer networks, linking local area networks ("LANs"), workstations, equipment and other peripheral devices to each other or to telecommunications service wire. Belden's multiconductor product line for the Networking market includes plenum cable, which is jacketed with special flame retardant materials, and its DataTwist® cables for high speed transmission. It also includes MediaTwist® cables, which are multimedia cables supporting diverse applications in video, data, and voice technologies.

Belden's primary channels to the Networking market include distributors, computer OEMs and systems integrators who design and install multivendor data/voice systems.

Entertainment & OEM. Belden manufactures a variety of multiconductor and coaxial products which distribute audio and video signals for use in broadcast television (including digital television and HDTV), broadcast radio, pre- and post-production facilities, recording studios and public facilities such as arenas and stadiums. Belden's audio/video cables are also used in connection with microphones, musical instruments, audio mixing consoles, effects equipment, speakers, paging systems and consumer audio products. Belden's primary market channels for these broadcast, music and entertainment products are broadcast specialty distributors and audio systems installers. Belden also sells directly to music OEMs and the major networks including NBC, CBS, ABC and FOX.

On the OEM side of the Entertainment & OEM market, Belden makes flat cable products for use in internal computer component wiring, and to interface internal components such as circuit boards, switching devices and other active components. Belden primarily sells these products directly to computer and instrumentation OEMs and through assembly houses and distributors.

Belden's OEM products also include lead and hook-up wire that is used for electrical leads in motors, internal wiring and test equipment, which Belden sells primarily to OEMs that manufacture motors, transformers, ballasts and lighting and electronic equipment. Belden also markets these products through electrical apparatus parts distributors, wire specialist distributors and electrical wholesalers. Belden also fabricates and sells directly to OEMs wire used in the production of active and passive electronic components which provide the circuitry connections for electronic data equipment. In early 2003, Belden announced that it was discontinuing the manufacture of enamel coated wire used in precision deflection coils for computer video screens and television monitors.

Communications. Within the Communications market, Belden manufactures products that transmit voice, video, and data signals through the public telephone network. Because these are principally supplied by the Communications business segment, they are discussed in connection with that segment below.

Also within the Communications market, Belden manufactures flexible, copper-clad coaxial cable, sometimes generically referred to as "broadband," which provides high-speed transmission of voice, data and video. This coaxial cable made by Belden is used for the "drop" section of a cable television

(CATV) system and Direct Broadcast Satellite (DBS) system. The drop cable section distributes the signal from the "trunk" portion of the CATV system or the satellite dish in a DBS system into the home. Belden also has a composite cable capability for a combination of CATV and telephone pair to meet the changing needs of the converging CATV and telecommunication markets. Further, Belden manufactures a copper base trunk distribution cable widely used throughout Europe meeting local specifications within the region. In early 2003, Belden announced that it was exiting the manufacturing and marketing of long-line single-mode fiber optic cable.

The CATV drop cable market includes both new cable installations and the repair and replacement of existing cable. Belden's CATV cable is sold directly to multiple systems operators (MSOs) who operate CATV systems throughout the world and through CATV and electronic distributors.

Also within the Communications market, Belden sells coaxial cables used in connection with wireless applications, such as cellular, PCS, PCN and GPS, primarily through distributors.

Markets and Products for Communications Segment

The Company's Communications business segment designs, manufactures and markets metallic cable products that serve the Communications market primarily as described below, and to a minor extent the Networking market as described above. The Company's Communications business segment contributed approximately 30%, 34% and 31% of Belden's consolidated revenues in 2002, 2001 and 2000, respectively.

Within the Communications market, Belden supplies products that transmit voice, video, and data signals through the public telephone network. Sophisticated digital network and switching equipment used in many of the advanced telephone systems require specialty cable. Belden supplies:

- Outside plant cable--also known as exchange cable--which is used for telephone and data circuits from the central office (where switching equipment is located) or distribution cabinets to neighborhoods or buildings (where circuits are required);

- Outside plant wire--also known as service distribution wire--which extends the voice, video, or data circuit from the exchange cable to a home or office; and

- Central office and equipment wire and cable designed to support local and long distance exchanges in overlay and interconnecting cabling for central office applications such as telecommunication equipment wiring, cross-connect wiring and apparatus cabling.

Belden's outside plant and central office wire and cable products (all multiconductor or coax product configurations) are primarily made by its Communications business segment, and are sold generally to Local Exchange Carriers (LECs), directly and through distributors, and to other major communications companies.

Customers

Belden's Electronics business segment sells to distributors and directly to OEMs and installers of equipment and systems. Belden's Communications business segment sells primarily to Local Exchange Carriers (LECs) both directly and through distributors, and to other major communications companies. Sales to several business units of Anixter International Inc., primarily by the Electronics business segment, represented approximately 16% of Belden-wide sales in 2002. Sales by the Communications business segment to several business units of SBC Communications Inc. represented approximately 11% of Belden-wide sales in 2002.

In general, Belden's customers are not contractually obligated to buy Belden products exclusively, in minimum amounts or, except as noted below for the Communications business segment, for a significant period of time. They could purchase products that compete with Belden's products in lieu of purchasing products from Belden, and the loss of one or more large customers could, at least in the short term, have an adverse effect on the Company's results of operations. However, the Company believes that its relationships with its customers are satisfactory and that the customers choose Belden products due to, among other reasons, the breadth of Belden's product offering and the quality and performance characteristics of its products.

The Company's Communications business segment sells telecommunications products primarily to LECs (either directly or through value-added resellers designated by the LECs) and other telecommunication companies under long-term contracts, generally three to five years in duration. Due to the size of these contracts, the award or loss of a contract may have a material impact on the operating performance of the Company. In addition, the order pattern for these customers can vary due to their operational priorities, weather, financial condition, budget constraints, system maintenance and other factors.

Apart from this, the ongoing relationship that the Company's Electronics business segment has with its distributors raises other potential risks. For example, adjustments to inventory levels maintained by distributors (which adjustments may be accelerated through consolidation among distributors) may adversely affect sales on a short-term basis. Further, certain distributors have been and may in the future be allowed to return inventory at the distributor's original cost, in an amount not to exceed three percent of the prior year's purchases, in exchange for an order of equal or greater value. The Company has recorded a liability for the estimated impact of this return policy.

International Operations

Belden's international sales consist primarily of products sold by the Electronics business segment into all four markets and by the Communications business segment into the British telecommunications market. Belden's primary channels to international markets are through distributors, and direct sales to end users and OEMs.

Changes in the relative value of currencies take place from time to time and their effects on the Company's results of operations may be favorable or unfavorable. Belden sometimes engages in foreign currency hedging transactions to mitigate these effects. For more information about Belden's foreign currency exposure management, see "Note 2: Summary of Significant Accounting Policies" of Belden's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Belden's international opportunities are accompanied by risks arising from economic and political considerations in the countries served.

Financial information about Belden's geographic areas is shown in "Note 21: Industry Segments and Geographic Information" of Belden's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Competition

Belden faces substantial competition in its major markets. The number and size of Belden's competitors varies depending on the product line and business segment.

For the Company's Electronics business segment, the market can be generally categorized as highly competitive with many players. Primary competition is either global in scope with competitors that have substantial financial, engineering, manufacturing and marketing resources, or regional in scope with competitors that have more limited product offerings. Since the time of the Company's initial public offering, competition has been further stimulated by the addition of several large wire and cable companies to the public marketplace through initial public offerings.

For Belden's Communications business segment, competition is characterized by several manufacturers competing for business among large LEC customers under long-term contracts. Due to the buying power of the LECs and other factors, the Communications segment faces highly competitive conditions.

The principal competitive factors in all product markets are availability, customer support, distribution coverage, price and product features. The relative importance of each of these factors varies depending on the specific product category.

Some of the Company's competitors have greater financial, engineering, manufacturing and other resources than the Company. The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Although the Company believes that it has certain technological and other advantages over its competitors, realizing and maintaining such advantages will require continued investment by the Company in engineering, research and development, marketing and customer service and support. There can be no assurance that the Company will continue to make such investments or that the Company will be successful in maintaining such advantages.

Research and Development

The Company engages in a continuing research and development program, including new and existing product development, testing and analysis, process and equipment development and testing, and compound materials development and testing. For information about the amount spent on research and development, see "Note 2: Summary of Significant Accounting Policies" of Belden's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Patents and Trademarks

The Company has a policy of seeking patents when appropriate on inventions concerning new products, product improvements and process and equipment development as part of its ongoing research, development and manufacturing activities. The Company owns numerous patents and registered trademarks worldwide, with numerous others for which applications are pending. Although in the aggregate its patents and trademarks are of considerable importance to the manufacturing and marketing of many of its products, the Company does not consider any single patent or trademark or group of patents or trademarks to be material to its business as a whole, except for the Belden® trademark. The Company has the right to use the Belden® trademark in connection with all of its current products. The Company, however, granted to Cooper, around the time of the Company's initial public offering, the exclusive royalty-free right to use the Belden® trademark for wire and cable products in the automotive markets and certain other markets in which the Company does not currently compete. Other important trademarks used by Belden include DataTwist®, MediaTwist®, Flamarrest®, UnReel®, Duobond®, Beldfoil®, Conformable®, Alpha®, FIT®, XTRA·GUARD®, HomeChoice® and New Generation®. Belden's patents and trademarks are primarily used by the Electronics business segment.

Raw Materials

The principal raw material used in many of Belden's products is copper. The Company has a copper price management strategy that involves the use of natural techniques, where possible, such as purchasing copper for future delivery at fixed prices. Where natural techniques are not possible, the Company will sometimes use commodity price derivatives, typically exchange-traded forward contracts, with durations of generally twelve months or less. For additional information on this matter and on price risk related to certain petroleum-based commodities, see "Note 2: Summary of Significant Accounting Policies" and "Note 16: Unconditional Purchase Obligations" of Belden's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Other raw materials used by Belden include, for the Electronics business segment, flooding and filling compound, color chips, Teflon® FEP and other insulating materials such as plastic and rubber, shielding tape, plywood reels, corrugated cartons, aluminum, steel and optical fiber; and for the Communications business segment, the preceding materials as well as bronze tape, Reemay, mylar and polyester film. With respect to all major raw materials used by the Company, Belden generally has either alternative sources of supply or access to alternative materials. Supplies of these materials are generally adequate and are expected to remain so for the foreseeable future.

Belden sources a minor percentage of its finished products from a network of manufacturers under private label agreements.

Backlog

The Company's business is characterized generally by short-term order and shipment schedules rather than volume purchase contracts. Accordingly, the Company does not consider backlog at any given date to be indicative of future sales. The Company's backlog consists of product orders for which a customer purchase order has been received or a customer purchase order number has been communicated and which are scheduled for shipment within six months. Orders are subject to cancellation or rescheduling by the customer, generally with a cancellation charge. At December 31, 2002, the Company's backlog of orders believed to be firm was $36.5 million, compared to $38.9 million at December 31, 2001, most of which amounts were attributable to the Electronics business segment. The Company believes that all such backlog will be filled in 2003.

Environmental Matters

The Company is subject to numerous federal, state, local and foreign laws and regulations relating to the storage, handling, emission and discharge of materials into the environment, including the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), the Clean Water Act, the Clean Air Act (including the 1990 amendments) and the Resource Conservation and Recovery Act. The Company believes that its existing environmental control procedures are adequate and it has no current plans for substantial capital expenditures in this area.

A former Belden facility in Shrewsbury, Massachusetts was sold to a third party in 1992, but Belden has agreed to indemnify the buyer for certain preexisting environmental liabilities, principally caused by a former owner. Contaminated soil has been removed, and groundwater remediation has been suspended. Site closure documents have been submitted to the state environmental agency for review and approval. The Company will close the groundwater system upon approval of the closure application by the state agency.

The facility in Venlo, The Netherlands was acquired in 1995 from Philips Electronics N.V. Soil and goundwater contamination were identified on the site as a result of material handling and past storage practices. Various soil and groundwater assessments are being performed, and some form of remediation may be necessary. The Company has recorded a liability for the estimated costs.

The Company has been identified as a potentially responsible party ("PRP") with respect to three sites designated for cleanup under CERCLA or similar state laws, which impose liability for cleanup of certain waste sites and for related natural resource damages without regard to fault or the legality of waste generation or disposal. Persons liable for such costs and damages generally include the site owner or operator and persons that disposed or arranged for the disposal of hazardous substances found at those sites. Although CERCLA imposes joint and several liability on all PRPs, in application, the PRPs typically allocate the investigation and cleanup costs based upon the volume of waste contributed by each PRP. Settlements can often be achieved through negotiations with the appropriate environmental agency or the other PRPs. PRPs that contributed less than 1% of the waste are often given the opportunity to settle as "de minimis" parties, resolving their liability for a particular site. The number of sites with respect to which the Company has been identified as a PRP has decreased in part as a result of "de minimis" settlements.

Belden does not own or operate any of the three waste sites with respect to which it has been identified as a PRP. In each case, Belden is identified as a party that disposed of waste at the site. With respect to two of the sites, Belden's share of the waste volume is estimated to be less than 1%. At the third site, Belden contributed less than 10% of the waste. Although no estimates of cleanup costs have yet been completed for these sites, the Company believes, based on its preliminary review and other factors, including its estimated share of the waste volume at the sites, that the costs to the Company relating to these sites will not have a material adverse effect on its results of operations or financial condition. The Company has an accrued liability on its balance sheet to the extent such costs are known and estimable for such sites.

The Company does not currently anticipate any material adverse effect on its results of operations, financial condition or competitive position as a result of compliance with federal, state, local or foreign environmental laws or regulations, or cleanup costs at the facilities and sites discussed above. However, some risk of environmental liability and other costs is inherent in the nature of the Company's business, and there can be no assurance that material environmental costs will not arise. Moreover, it is possible that future developments, such as increasingly strict requirements of environmental laws and enforcement policies thereunder, could lead to material costs of environmental compliance and cleanup by the Company.

Employees

As of December 31, 2002, the Company had approximately 4,700 employees. Approximately 1,700 employees are covered by collective bargaining agreements at various locations around the world. The Company's union contract with employees at its Phoenix, Arizona facility, covering approximately 550 employees, will expire in 2003. In early 2003, the Company announced its intent to close its manufacturing operations at its facilities in Kingston, Canada; Villingen, Germany; and Melbourne, Australia. Approximately 430 employees will be affected. The Company accrued severance at December 31, 2002 related to these closures; however, final severance amounts will be subject to negotiations under collective bargaining or individual employment agreements. The Company believes that its relationship with its employees is good.

Importance of New Products and Product Improvements; Impact of Technological Change; Impact of Acquisitions

Many of the markets that Belden serves are characterized by advances in information processing and communications capabilities, including advances driven by the expansion of digital technology, which require increased transmission speeds and greater bandwidth. These trends require ongoing improvements in the capabilities of wire and cable products, and present recurring opportunities for Belden and others to introduce more sophisticated products. The Company believes that its future success will depend in part upon its ability to enhance existing products and to develop and manufacture new products that meet or anticipate such changes. The failure to introduce successfully new or enhanced products on a timely and cost-competitive basis could have an adverse impact on the Company's operations and financial condition.

The Company holds certain patents that it believes provide a competitive advantage. The Company's patented technologies include a performance level achieved by using bonded pairs, in which the individual conductors of a pair are affixed along their longitudinal axis. This results in consistent conductor-to-conductor spacing for consistent electrical performance and better installed performance. The Company also has patented the e-Spline, which complements bonded-pair technology. The e-

Spline maintains consistent spacing among the various pairs of wire within a cable, reducing near-end crosstalk. These patented technologies enable the Company's products to provide overall performance in excess of industry standards.

Because of patents owned by others and high capital requirements, the Company does not currently manufacture its own optical fibers, but purchases its requirements from others for further manufacturing. The Company has been a fiber optic cable supplier in niche, specialty markets since 1976; in early 2003, the Company announced a planned reduction in its fiber optic manufacturing capabilities, due to market conditions. Fiber optic technology presents a potential substitute for certain of the copper-based products that comprise the vast majority of Belden's sales. Fiber optic cables have significantly penetrated the trunk portion of communications markets, and both fiber optic and copper cables are used in the distribution portion of communications networks. The service wire portion of these networks, which connects the user to the network, remains almost exclusively copper-based and the Company expects that it will continue to be copper for the foreseeable future. Other markets served by the Company have not been significantly penetrated by optical fiber due to the high relative cost required to interface electronic and light signals and the high cost of fiber termination and connection. Further, advances in data transmission equipment and copper cable technologies have increased the relative performance of copper solutions. For example, enhanced copper standards such as those based on gigabit ethernet further improve the data transmission capabilities of new and existing copper-based solutions. However, a significant and rapid decrease in the cost of fiber optic systems relative to the cost of copper-based systems, without a significant increase in copper capabilities, could make such systems superior on a price/performance basis to copper systems and could adversely affect the Company.

To date, the development of wireless devices has required the development of new wired platforms and infrastructure. In the future, wireless communications technology may represent a threat to both copper and fiber optic-based systems. Belden believes that the reduced signal security and susceptibility to jamming and the relatively slow transmission speeds of current systems restrict the use of wireless systems in many data communications markets. However, there are no assurances that future advances in wireless technology may not have an adverse effect on the Company's business.

The Company does not presently anticipate that the commercialization of video delivery technology--direct broadcast technology ("DBS")--will have a material adverse effect on its CATV drop cable business. With DBS, a small satellite dish antenna is placed on the roof of a subscriber's facility. DBS does not require wiring from a central location to each subscriber, as does a CATV system. The Company sells cables that meet the requirements of a DBS system, specifically the cable that connects the DBS satellite dish antenna with a subscriber's home or business television set.

Continued strategic acquisitions are an announced part of Belden's future strategy, and as discussed in "Note 6: Acquisitions" of Belden's consolidated financial statements in Item 8 of this Annual Report on Form 10-K, the Company completed two acquisitions in the three-year period ended December 31, 2002. However, there can be no assurance that future acquisitions will occur or that those that do occur will be successful. In particular, the addition of several large wire and cable companies to the public marketplace in recent years through initial public offerings has increased competition for acquisition candidates.

Available Information

Belden maintains an Internet website at www.belden.com where Belden's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available without charge, as soon as reasonably practicable following the time they are filed with or furnished to the SEC.

Executive Officers

The following sets forth certain information with respect to Belden's executive officers. All executive officers are elected to terms which expire at the organizational meeting of the Board of Directors following the Annual Meeting of Shareholders.

Name	Age	Position
C. Baker Cunningham	61	Chairman of the Board, President, Chief Executive Officer and Director
Kevin L. Bloomfield	51	Vice President, Secretary and General Counsel
Stephen H. Johnson	53	Treasurer
Robert W. Matz	56	Vice President, Operations and President, Belden Communications
Richard K. Reece	47	Vice President, Finance and Chief Financial Officer
D. Larrie Rose	55	Vice President, Operations and President, Belden Holdings, Inc.
Cathy O. Staples	52	Vice President, Human Resources
Peter J. Wickman	54	Vice President, Operations and President, Belden Electronics

C. Baker Cunningham has been Chairman of the Board, President, Chief Executive Officer and Director of the Company since 1993. From February 1982 until July 1993, he was an Executive Vice President, Operations of Cooper, a manufacturer of electrical equipment and tools and hardware. Mr. Cunningham has a B.S. degree in civil engineering from Washington University, an M.S. degree in civil engineering from Georgia Tech and an M.B.A. from the Harvard Business School.

Kevin L. Bloomfield has been Vice President, Secretary and General Counsel of the Company since August 1, 1993. He was Senior Counsel for Cooper from February 1987 to July 1993, and had been in Cooper's Law Department from 1981 to 1993. He has a B.A. degree in economics and a J.D. degree from the University of Cincinnati and an M.B.A. from Ohio State University.

Stephen H. Johnson has been Treasurer of the Company since July 2000. He was Vice President, Finance of Belden Electronics from September 1998 through June 2000 and Director, Tax and Assistant Treasurer of the Company from October 1993 through August 1998. He was associated with the public accounting firm of Ernst & Young LLP from 1980 through September 1993 and was a partner with that firm since 1989. Mr. Johnson has a B.A. in History from Austin College and a Ph.D. in Philosophy from the University of Texas at Austin. He is a Certified Public Accountant.

Robert W. Matz has been Vice President, Operations, and President, Belden Communications since May 2002. Before joining Belden, Mr. Matz served as Vice President of Ignition Products for Federal Mogul, a supplier of automotive products. Previously, he was Vice President and General Manager of Champion Ignition Products, a division of Cooper, and held other engineering and general management positions at Champion. Mr. Matz holds the degrees of Bachelor of Ceramic Engineering and Master of Science in Cermamic Engineering from The Ohio State University and an M.B.A. from Wayne State University.

Richard K. Reece has been Vice President, Finance and Chief Financial Officer of the Company since April 2002. He was Vice President, Operations of the Company and President, Belden Communications from June 1999 until April 2002, and was Vice President, Finance, Treasurer and Chief Financial Officer of the Company from August 1, 1993 until June 1999. He was associated with the public accounting firm of Ernst & Young LLP from 1978 until June 1993 and was a partner with that firm since 1989. He has a B.S. degree in accounting from Auburn University and is a Certified Public Accountant.

D. Larrie Rose has been Vice President, Operations and President, Belden Holdings, Inc., since April 2002. He served as Vice President, Sales & Marketing for Belden Electronics from 1998 until 2002. From 1981 until 1998, Mr. Rose held various European management positions including Vice President, International Operations from 1995 until 1998. He has been with Belden since 1972. Mr. Rose has a B.S. degree from Ball State University.

Cathy Odom Staples has been Vice President, Human Resources of the Company since May 1997. She was Vice President, Human Resources for the Electronic Products Division of the Company from May 1992 to May 1997. Ms. Staples has a B.S.B.A. degree in human resources from Drake University.

Peter J. Wickman has been Vice President, Operations of the Company since 1993, and President, Belden Electronics since June 1999. He was Vice President, Finance and Planning for the Belden Division of Cooper from 1989 to July 1993. He was Controller of Cooper's Bussmann Division from 1983 to 1989. Mr. Wickman has a B.S. degree in accounting from Walton School of Commerce and is a Certified Public Accountant.

Item 2. Properties

Belden has an executive office and various manufacturing plants, distribution centers and sales offices. The significant facilities are as follows:

1. Used by Belden generally:

Location	Facility Type	Square Feet	Owned or Leased
St. Louis, Missouri	Executive Office	13,261	Leased

2. Used by the Electronics business segment:

Location	Facility Type	Square Feet	Owned or Leased
Richmond, Indiana	Sales and Administrative Office	53,575	Owned
Richmond, Indiana	Engineering Center	70,000	Owned
Richmond, Indiana	Manufacturing – electronics wire & cable	693,372	Owned
Richmond, Indiana	Distribution Center	145,000	Owned
Monticello, Kentucky	Manufacturing – electronics wire & cable	222,800	Owned
Tompkinsville, Kentucky	Manufacturing – CATV and flat cable	228,800	Owned
Leominster, Massachusetts	Manufacturing – electronics wire & cable	61,200	Leased
Elizabeth, New Jersey	Sales and Administrative Office	7,064	Owned
Elizabeth, New Jersey	Distribution Center	197,250	Owned
Essex Junction, Vermont	Manufacturing – high temperature electronics wire & cable	77,400	Owned
Cobourg, Ontario, Canada	Manufacturing – electrical and electronics wire & cable; Sales and Administrative Office and Distribution Center	215,000	Owned
Tottenham, Victoria, Australia[1]	Manufacturing – electrical and electronics wire & cable; Sales and Administrative Office and Distribution Center	140,000	Leased
Villingen-Schwenningen, Germany[2]	Manufacturing – electrical and electronics wire & cable; Sales and Administrative Office and Distribution Center	125,000	Owned
Budapest, Hungary	Manufacturing – electrical and electronics wire & cable; Sales and Administrative Office	79,000	Owned
Venlo, The Netherlands	Manufacturing – electrical and electronics wire & cable and fiber optics cable; Distribution Center; and Sales and Administrative Office	585,000	Owned

1 In the process of being closed, which process should be completed by September 2003.
2 In the process of being closed, which process should be completed by December 2003.

3. Used by the Communications business segment:

Location	Facility Type	Square Feet	Owned or Leased
Phoenix, Arizona	Manufacturing – Communications and networking wire & cable; Sales and Administrative Office and Distribution Center	1,300,000	Owned
Manchester, United Kingdom	Manufacturing – Communications wire & cable; Sales and Administrative Office and Distribution Center	282,000	Owned
Fort Mill, South Carolina	Manufacturing – Communications wire & cable	240,000	Owned
Kingston, Ontario, Canada [3]	Manufacturing – Communications wire & cable	500,000	Leased

The Company believes its physical facilities are suitable for their present and intended purposes and adequate for the Company's current level of operations.

Item 3. Legal Proceedings

The Company is a party to various legal proceedings and administrative actions which are incidental to the operations of the Company. In the opinion of the Company's management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company's results of operations or financial condition.

See "Item 1. Business — Environmental Matters" regarding certain proceedings arising under environmental laws.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of the fiscal year covered by this report, no matters were submitted to a vote of security holders of the Company.

3 In the process of being closed, which process should be completed by September 2003.

PART II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

At March 3, 2003, there were 810 record holders of Common Stock of Belden Inc. Belden's common stock is traded on the New York Stock Exchange (NYSE), under the symbol "BWC." The Company anticipates that comparable cash dividends will continue to be paid in the foreseeable future.

Common Stock Prices and Dividends

	2002 (by quarter)			
	1	2	3	4
Dividends per common share	$.05	$.05	$.05	$.05
Common stock prices:				
High	25.75	24.94	21.14	17.44
Low	19.54	19.69	12.85	10.86

	2001 (by quarter)			
	1	2	3	4
Dividends per common share	$.05	$.05	$.05	$.05
Common stock prices:				
High	28.69	26.90	27.00	24.70
Low	19.30	17.00	15.95	17.10

Item 6. Selected Financial Data

Years Ended December 31,	2002	2001	2000	1999	1998
(in thousands, except per share amounts) Income statement data					
Revenues	**$ 813,348**	$ 968,369	$ 1,169,255	$ 818,614	$ 664,148
Operating earnings/(loss)	**(6,048)**	60,256	103,985	79,890	65,802
Income/(loss) from continuing operations before cumulative effect of change in accounting principle	**(15,893)**	31,209	52,843	40,991	35,927
Diluted earnings/(loss) per share from continuing operations before cumulative effect of change in accounting principle	(.64)	1.26	2.14	1.68	1.40
Diluted earnings/(loss) per share	(.64)	1.25	2.14	1.47	1.35

December 31,	**2002**	2001	2000	1999	1998
(in thousands, except number of employees and per share amounts)					
Balance sheet data					
Total assets	$ 743,539	$ 722,690	$ 795,768	$ 712,464	$ 500,472
Long-term debt	203,242	234,703	272,630	283,817	162,850
Other long-term obligations	108,134	96,926	88,246	61,334	44,155
Stockholders' equity	307,195	314,245	287,669	247,527	219,667
Other data					
Average number of employees	4,700	5,500	5,800	4,500	3,400
Dividends per common share	$ .20	$ .20	$ .20	$ .20	$ .20

Events affecting the comparability of financial information for 2000 through 2002 are discussed in Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations.

On May 7, 1999, the Company sold its Cord Products Division to Volex, Inc. for $27.4 million.

On June 28, 1999, the Company acquired all of the outstanding shares of Cable Systems Holding Company and its subsidiary Cable Systems International Inc., Phoenix, Arizona for $183.5 million.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis, as well as the accompanying Consolidated Financial Statements and related footnotes, will aid in the understanding of the Company's operating results as well as its financial position, cash flows, indebtedness and other key financial information. Certain reclassifications have been made to prior year amounts to make them comparable to current year presentation. The following discussion may contain forward-looking statements. In connection therewith, please see the cautionary statements contained herein, which identify important factors that could cause actual results to differ materially from those in the forward-looking statements.

Consolidated Operating Results

The following table sets forth information comparing 2002 consolidated operating results with 2001 and 2000.

Years Ended December 31,	**2002**	2001	2000
(in thousands)			
Revenues	$ 813,348	$ 968,369	$ 1,169,255
Gross profit	123,012	168,906	231,587
Operating earnings/(loss)	(6,048)	60,256	103,985

Years Ended December 31,	2002	2001	2000
(in thousands)			
Interest expense	13,730	18,585	20,107
Income/(loss) before taxes and cumulative effect of change in accounting principle (CECAP)	**(19,778)**	42,871	83,878
Income/(loss) before CECAP	**(15,893)**	31,209	52,843
Net income/(loss)	**(15,893)**	30,958	52,843

Business Segments

The Company conducts its operations through two business segments—the Electronics segment and the Communications segment. The Electronics segment designs, manufactures and markets metallic and fiber optic wire and cable products with industrial, networking, entertainment/OEM and communications applications. These products are sold primarily through distributors. The Communications segment designs, manufactures and markets metallic cable products primarily with communications and networking applications. These products are sold chiefly to Local Exchange Carriers (LECs) either directly or through value-added resellers (VARs) designated by the LECs.

The following table sets forth information comparing 2002 Electronics segment operating results with 2001 and 2000.

Years Ended December 31,	2002	2001	2000
(in thousands)			
External customer revenues	**$ 567,126**	$ 635,630	$ 808,337
Operating earnings	**11,315**	61,925	97,410
As a percent of external customer revenues	***2.0%***	*9.7%*	*12.1%*

The following table sets forth information comparing 2002 Communications segment operating results with 2001 and 2000.

Years Ended December 31,	2002	2001	2000
(In thousands)			
External customer revenues	**$ 246,222**	$ 332,739	$ 360,918
Operating earnings/(loss)	**(6,857)**	6,283	16,683
As a percent of external customer revenues	***(2.8)%***	*1.9%*	*4.6%*

Acquisitions

During 2000 through 2002, Belden acquired the entities described below. Each of these acquisitions was accounted for under the purchase method of accounting. Operating results of each acquisition are included in the Company's consolidated operating results since its respective acquisition date and may affect comparability of the operating results between years.

On October 31, 2002, the Company purchased certain assets and assumed certain liabilities of the NORCOM wire and cable business in Kingston, Ontario, Canada (NORCOM) from Cable Design Technologies Corporation for cash of $11.3 million. The purchase price is subject to adjustments for asset values as of the closing date, with additional contingency payments for up to three years which could total as much as $6.7 million depending mainly of the Company's achievement of future business levels. No goodwill was recorded with respect to this transaction. On January 9, 2003, the Company announced its decision to close the Kingston facility and relocate production to other Company facilities. The Company recorded $13.0 million as preliminary accrued severance and other plant closing costs incident to the purchase in 2002. The Company anticipates making all payments against these accruals within one year of the acquisition date. NORCOM manufactures and markets metallic cable products primarily for the Canadian and United States communications markets. Operating results for NORCOM have been included in the operating results for the Communications segment since the acquisition date.

On April 3, 2000, the Company purchased certain assets and assumed certain liabilities of the metallic communications cable operations of Corning Communications Limited in Manchester, United Kingdom (Manchester) for cash of $15.5 million. The Company recorded goodwill of $2.6 million related to the acquisition. Manchester manufactures and markets metallic cable products primarily for the British communications market and is the sole supplier of metallic communications cables to British Telecom. Operating results for Manchester have been included in the operating results for the Communications segment since the acquisition date.

Operating Results — 2002 Compared With 2001

Revenues

Revenues decreased 16.0% to $813.3 million in the year ended December 31, 2002 from $968.4 million in the year ended December 31, 2001 as reduced sales volume and decreased selling prices were only partially offset by favorable currency translation on international revenues and the inclusion of revenues generated by NORCOM, acquired in the fourth quarter of 2002.

Decreased unit sales contributed 15 percentage points of revenue decline. The Company experienced volume decreases in all of its product offerings due primarily to the downturns in both the United States and European economies, capital spending reductions by the major communications companies and the lack of purchases during the current year by a major private-label customer that contributed $13 million in revenues during 2001.

Decreased product pricing contributed 3 percentage points of revenue decline. This decrease resulted primarily from the impact of sales price reductions implemented on certain products with communications, networking, industrial and entertainment/OEM applications as well as lower pass-through copper prices on certain products with communications applications.

The increase of the euro, British pound and Australian dollar from average exchange values of $0.90, $1.44 and $0.52, respectively, in 2001 to $0.95, $1.50 and $0.54, respectively, partially offset the negative impact of volume and pricing on revenue comparisons by 1 percentage point.

The inclusion of revenues generated by NORCOM, acquired in the fourth quarter of 2002, also partially offset the negative impact that volume and pricing had on revenue comparisons by 1 percentage point.

Revenues in the United States, representing 63% of the Company's total revenues for the year ended December 31, 2002, decreased by 20% compared to revenues for the year ended December 31, 2001. This decline was attributed to a shortfall in sales of both Electronics segment and Communications segment products. United States revenues generated from the sale of Electronics segment products during 2002 declined by 11% compared to revenues generated during 2001. Revenues generated in the United States from the sale of Communications segment products during 2002 were down 34% compared to revenues generated during 2001.

Revenues in Europe represented 21% of the Company's total revenues for the year ended December 31, 2002. European revenues decreased by 15% from revenues generated during 2001. Local currency revenues generated in Europe from the sale of Electronics segment products during 2002 declined by 24% compared to local currency revenues generated during 2001. Local currency revenues generated in Europe from the sale of Communications segment products during 2002 were down 10% compared to local currency revenues generated during 2001. Favorable currency translation offset the revenue decline by approximately 4 percentage points.

Revenues from the rest of the world, representing 16% of the Company's total revenues for 2002, increased by 6% from revenues generated in 2001. Absent the inclusion of revenues generated by NORCOM, acquired in 2002, revenues from the rest of the world for 2002 would have increased by 1% compared to revenues generated in 2001. This improvement represented increased demand in Canada and the Africa/Middle East markets that was partially offset by reduced demand in Latin America and the Asia/Pacific markets.

Costs, Expenses and Earnings
The following table sets forth information comparing the 2002 components of earnings with 2001.

Years Ended December 31,	2002	2001	Percentage Decrease 2002 Compared with 2001
(in thousands, except % data)			
Gross profit	$ 123,012	$ 168,906	(27.2)%
As a percent of revenues	*15.1%*	*17.4%*	
Operating earnings/(loss)	$ (6,048)	$ 60,256	(110.0)%
As a percent of revenues	*(0.7)%*	*6.2%*	
Income/(loss) before taxes and CECAP	$ (19,778)	$ 42,871	(146.1)%
As a percent of revenues	*(2.4)%*	*4.4%*	
Net income/(loss)	$ (15,893)	$ 30,958	(151.3)%
As a percent of revenues	*(2.0)%*	*3.2%*	

Gross profit decreased 27.2% to $123.0 million in the year ended December 31, 2002 from $168.9 million in the year ended December 31, 2001 due primarily to lower sales volume, the impact of sales price reductions taken on certain products, severance costs of $2.1 million recognized in the first quarter of 2002 related to personnel reductions taken in response to the downturn in sales activity, severance costs of $5.9 million recognized in the fourth quarter of 2002 related to product line curtailment and planned manufacturing facility consolidation and inventory obsolescence costs of $3.6 million recognized in the fourth quarter of 2002 related to product line curtailment. This decrease was partially offset by the impact of material, labor and overhead cost reductions as well as a $1.8 million settlement awarded to the Company in 2002 from class action litigation regarding the pricing of copper futures. Gross profit as a percent of revenues declined by 2.3 percentage points from the prior year reflecting the previously mentioned items as well as the Company's unfavorable leveraging of fixed costs over a lower revenue base.

Operating earnings/(loss) decreased 110.0% to $6.0 million of operating loss in the year ended December 31, 2002 from $60.3 million of operating earnings in the year ended December 31, 2001 due primarily to the decrease in gross profit and a decrease in other operating earnings/(expenses) from $8.3 million of other operating earnings in 2001 to $21.6 million of other operating expenses in 2002. The decrease in other operating earnings/(expenses) was due primarily to asset impairment costs of $32.7 million recognized in the fourth quarter of 2002 related to product line curtailment and planned manufacturing facility consolidation that was only partially offset by a $2.8 million increase from 2001 to 2002 in other operating earnings recognized for "take-or-pay" and "sales incentive" compensation due under minimum requirements contracts with a major private-label customer. Partially offsetting the decrease in gross profit and other operating earnings/(loss) was a reduction in selling, general and administrative expenses of 6.4% to $107.4 million in 2002 from $114.8 million in 2001 and the cessation of goodwill amortization, which totaled $2.1 million in 2001, in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. The favorable performance in selling, general and administrative expenses was primarily the result of a $6.8 million decrease from 2001 to 2002 in bad debt expense and was also positively affected by personnel reductions and tighter spending control throughout the organization. This favorable performance was somewhat mitigated by severance costs of $1.2 million recognized in the first quarter of 2002 related to personnel reductions taken in response to the downturn in sales activity, management reassignment costs of $0.5 million recognized in the first quarter of 2002, severance costs of $2.4 million recognized in the fourth quarter of 2002 related to product line curtailment and planned manufacturing facility consolidation, and additional selling, general and administrative expenses related to the NORCOM acquisition. Operating earnings/(loss) as a percent of revenues declined by 6.9 percentage points from the prior year reflecting the previously mentioned items as well as the Company's unfavorable leveraging of fixed costs over a lower revenue base.

Income/(loss) before taxes and CECAP decreased 146.1% to $19.8 million of loss before taxes and CECAP in the year ended December 31, 2002 from $42.9 million of income before taxes and CECAP in the year ended December 31, 2001 due mainly to the decrease in operating earnings/(loss) and $1.2 million of nonoperating earnings recognized in 2001 related to the Company's sale of its ownership interest in a medical wire joint venture. The decrease in operating earnings/(loss) and the nonrecurring nonoperating earnings were partially offset by decreased interest expense. Interest expense decreased 26.1% to $13.7 million in 2002 from $18.6 million in 2001 due to lower borrowings at marginally lower interest rates. Average debt outstanding during 2002 and 2001 was $215.3 million and $261.9 million, respectively. The Company's average interest rate was 6.6% in 2002 compared to 7.3% in 2001.

The net tax benefit of $3.9 million in the year ended December 31, 2002 resulted from a net loss before taxes and CECAP of $19.8 million. The Company had a potential net tax benefit of $10.7 million. However, due to the uncertainty of realizing the benefit of certain asset impairment, severance and inventory obsolescence charges in locations other than the United States, the Company recorded a valuation allowance of $6.8 million against income taxes receivable and deferred income tax assets. As a result, the Company's effective tax benefit rate was reduced to 19.6%.

Net income/(loss) decreased 151.3% to $15.9 million of net loss in the year ended December 31, 2002 from $31.0 million of net income in the year ended December 31, 2001 due mainly to lower income/(loss) before taxes and CECAP that was partially mitigated by the decrease in tax expense/(benefit) from 2001 to 2002 and the cumulative effect of the Company's adoption of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activity*, in 2001.

Electronics Segment

External customer revenues decreased 10.8% to $567.1 million for the year ended December 31, 2002 from $635.6 million for the year ended December 31, 2001. This decrease can be attributed mainly to weaker demand for all of the segment's product offerings due to the downturns in both the United States and European economies. Also contributing to the decrease was the impact of price reductions taken on certain products with communications, networking, industrial and entertainment/OEM applications. This decrease was partially offset by the positive effect of currency translation on international revenues.

Operating earnings decreased 81.7% to $11.3 million for the year ended December 31, 2002 from $61.9 million for the year ended December 31, 2001 due primarily to lower revenues, severance costs of $3.3 million recognized in the first quarter of 2002 related to personnel reductions taken in response to the downturn in sales activity, $0.9 million in bad debt expense related to two financially troubled distribution customers recognized in the third quarter of 2002, asset impairment costs of $17.5 million and severance costs of $8.3 million recognized in the fourth quarter of 2002 related to product line curtailment and planned manufacturing facility consolidation and inventory obsolescence costs of $3.6 million recognized in the fourth quarter of 2002 related to product line curtailment. This decrease was partially offset by a $0.5 million settlement awarded to the Company in 2002 from class action litigation regarding the pricing of copper futures as well as the impact of material, labor and overhead cost reductions, personnel reductions and tighter control of selling, general and administrative spending throughout the segment.

Communications Segment

The Communications segment recorded external customer revenues of $246.2 million for the year ended December 31, 2002, a 26% decrease from revenues of $332.7 million for the year ended December 31, 2001, due principally to capital spending reductions by the major communications companies, the impact of lower pass-through copper prices on certain products with communications applications and the lack of sales during the current year to a major private-label customer that contributed $13 million in revenues during 2001. These decreases were partially offset by both the positive effect of currency translation on international revenues and incremental revenues of $5.7 million contributed by NORCOM, acquired in the fourth quarter of 2002.

Operating earnings/(loss) decreased to $6.9 million of operating loss for the year ended December 31, 2002 from $6.3 million of operating earnings for the year ended December 31, 2001 due primarily to lower revenues, selling, general and administrative expenses for NORCOM that exceeded the operation's gross profit, and asset impairment cost totaling $15.2 million recognized in the fourth quarter of 2002 related to updated manufacturing technology and planned manufacturing facility consolidation. This decrease was partially offset by a $1.3 million settlement awarded to the Company in 2002 from class action litigation regarding the pricing of copper futures, an $8.0 million decrease in bad debt expense from 2001 to 2002 and a $2.8 million increase from 2001 to 2002 in other operating earnings recognized related to compensation due under minimum requirements contracts with a major private-label customer as well as the impact of material, labor and overhead cost reductions, personnel reductions and tighter control of selling, general and administrative spending throughout the segment.

Operating Results — 2001 Compared With 2000

Revenues

Revenues decreased 17.2% to $968.4 million in the year ended December 31, 2001 from $1,169.3 million in the year ended December 31, 2000 as reduced sales volume and unfavorable currency translation on international revenues were only partially offset by increased pricing and the inclusion for the full year of revenues generated by Manchester, acquired during 2000.

Decreased unit volume contributed 18.0 percentage points of revenue decline. Excluding the impact of the Manchester acquisition, the Company experienced sales volume decreases in all of its product offerings due primarily to the downturn in both the United States and European economies and the reduced level of purchases during the year by a major private-label customer obligated under a minimum requirements contract to purchase approximately $60.0 million of product during the year.

Unfavorable foreign currency translation on international revenues accounted for 1.0 percentage points of revenue decline. The euro, British pound, Australian dollar and Canadian dollar decreased from average exchange values of $0.92, $1.52, $0.58 and $0.67, respectively, in 2000 to $0.90, $1.44, $0.52 and $0.65, respectively, in 2001.

A modest net increase in product pricing offset the negative impact that reduced unit sales volume and currency translation had on revenue comparisons by 0.2 percentage points. This increase in product pricing represented the impact of sales price increases implemented on certain products with communications, industrial and entertainment/OEM applications. These increases were partially offset by sales price reductions implemented on certain products with networking applications.

The inclusion for the full year of revenues generated by Manchester, acquired in 2000, also partially offset the negative impact that sales volume and currency translation had on revenue comparisons by 1.6 percentage points.

Revenues in the United States, representing 66% of the Company's total revenues for the year ended December 31, 2001, declined by 20% compared to revenues for 2000. This decline was attributed primarily to a reduced demand for Electronics segment products. United States revenues generated from the sale of Electronics segment products during 2001 declined by 26% from revenues generated during 2000. Revenues generated in the United States from the sale of Communications segment products during the year ended December 31, 2001 decreased 9% compared to the same period in 2000.

Revenues in Europe represented 21% of the Company's total revenues for the year ended December 31, 2001. European revenues generated during 2001 decreased by 11% compared to revenues generated during 2000. Absent the inclusion for the full year of revenues generated by Manchester, acquired in 2000, European revenues for 2001 would have decreased by 19% compared to revenues in 2000. Unfavorable currency translation accounted for 3 percentage points of the decline. The remainder of the decline, 16 percentage points, represented lower local demand for both Electronics segment and Communications segment products.

Revenues from the rest of the world, representing 13% of the Company's total revenues for the year ended December 31, 2001, declined by 11% from 2000. This decline reflected lower demand in Canada and Latin America and unfavorable currency translation that was partially offset by increased revenues in the Asia/Pacific markets.

Costs, Expenses and Earnings

The following table sets forth information comparing the 2001 components of earnings with 2000.

Years Ended December 31,	2001	2000	Percentage Decrease 2001 Compared with 2000
(in thousands, except % data)			
Gross profit	$ 168,906	$ 231,587	(27.1)%
As a percent of revenues	*17.4%*	*19.8%*	
Operating earnings	$ 60,256	$ 103,985	(42.1)%
As a percent of revenues	*6.2%*	*8.9%*	
Income before taxes and CECAP	$ 42,871	$ 83,878	(48.9)%
As a percent of revenues	*4.4%*	*7.2%*	
Net income	$ 30,958	$ 52,843	(41.4)%
As a percent of revenues	*3.2%*	*4.5%*	

Gross profit decreased 27.1% to $168.9 million in the year ended December 31, 2001 from $231.6 million in the year ended December 31, 2000 due primarily to lower sales volumes. This decline was partially offset by both the impact of sales price increases implemented on certain products with communications, industrial, and entertainment/OEM applications and the impact of material, labor and overhead cost reductions. Gross profit as a percent of revenues declined by 2.4 percentage points from the prior year as the Company's currently lower-margin Communications segment represented a larger share of total operations in 2001 than it did in 2000 due to the Manchester acquisition in the second quarter of 2000.

Operating earnings decreased 42.1% to $60.3 million in the year ended December 31, 2001 from $104.0 million in the year ended December 31, 2000 due primarily to lower gross profit and an $8.4 million bad debt related to a financially troubled VAR. This was partially offset by the Company's recognition of $8.3 million in other operating earnings for "take-or-pay" compensation due under a minimum requirements contract from a major private-label customer. Operating earnings as a percent of revenues declined by 2.7 percentage points from the prior year due to the impact of the Company's currently lower-margin Communications segment.

Income before taxes and CECAP decreased 48.9% to $42.9 million in the year ended December 31, 2001 from $83.9 million in the year ended December 31, 2000 due primarily to lower operating earnings that were only partially offset by the pre-tax gain of $1.2 million recognized on the Company's sale of its ownership interest in a medical wire joint venture during the first quarter of 2001 and by decreased interest expense. Interest expense decreased 7.6% to $18.6 million in 2001 from $20.1 million in 2000 despite marginally higher interest rates due to lower average borrowings. Average debt outstanding during 2001 and 2000 was $261.9 million and $302.5 million, respectively. The Company's average interest rate was 7.3% in 2001 compared to 6.8% in 2000.

The net tax expense of $11.7 million in the year ended December 31, 2001 reflected the favorable resolution of a prior-period tax contingency of $2.3 million and a reduction in the effective annual income tax rate from 37.0% to 32.5%. The lower effective tax rate was due primarily to the relative benefit of permanent deductions to a smaller pre-tax earnings amount ($42.9 million in 2001 compared to $83.9 million in 2000). In addition, in the first quarter of 2001, the Company determined under Accounting Principles Board Opinion (APB) No. 23, *Accounting for Income Taxes—Special Areas*, that undistributed earnings from its European and Australian subsidiaries would not be remitted to the United States in the foreseeable future and, therefore, no additional provision for United States taxes was made.

Net income decreased 41.4% to $31.0 million in the year ended December 31, 2001 from $52.8 million in the year ended December 31, 2000 due mainly to lower income before taxes and CECAP and the cumulative effect of the Company's adoption of SFAS No. 133 in 2001. This decline was partially offset by the lower effective tax rate.

Electronics Segment
External customer revenues decreased 21.4% to $635.6 million for the year ended December 31, 2001 from $808.3 million for the year ended December 31, 2000. This decrease was due primarily to weakening demand for most of the segment's product offerings due to the downturn in the both the United States and European economies and the negative effect of currency translation on international revenues. This decrease was partially offset by the impact of sales price increases implemented on certain products with communications, industrial and entertainment/OEM applications and strong demand for the segment's broadband products in the Asia/Pacific markets.

Operating earnings decreased 36.4% to $61.9 million for the year ended December 31, 2001 from $97.4 million for the year ended December 31, 2000. This decrease was attributed mainly to reduced revenues that were partially offset by a $2.2 million decrease from 2000 to 2001 in bad debt expense as well as improvement in production period costs and other selling, general and administrative expenses.

Communications Segment
The Communications segment recorded external customer revenues of $332.7 million for the year ended December 31, 2001, a 7.8% decrease from external customer revenues of $360.9 million for the year ended December 31, 2000. This decrease represented the lack of sales during the year to the private-label customer under the minimum requirements contract partially offset by the inclusion for the full year of revenues generated by Manchester, acquired in 2000.

Operating earnings decreased 62.3% to $6.3 million for the year ended December 31, 2001 from $16.7 million for the year ended December 31, 2000. These results reflected the decrease in revenues and an $8.4 million bad debt related to a financially troubled VAR that were partially offset by the positive impact of material cost reduction initiatives and the Company's recognition of $8.3 million in other operating earnings for "take-or-pay" compensation due under a minimum requirements contract from a major private-label customer.

Financial Condition

Liquidity and Capital Resources

The Company's sources of cash liquidity included cash and cash equivalents, cash from operations and amounts available under credit facilities. The Company believes that these sources are sufficient to fund the current requirements of working capital, capital expenditures, dividends, and other financial commitments.

The following table summarizes the Company's cash flows from operating, investing and financing activities as reflected in the Consolidated Statements of Cash Flow.

Summarized Statements of Cash Flow

Years Ended December 31,	**2002**	2001	2000
(in thousands)			
Net cash provided by/(used in):			
Operating activities	**$ 95,448**	$ 72,744	$ 59,798
Investing activities	**(43,928)**	(35,425)	(47,523)
Financing activities	**(35,141)**	(42,015)	(8,637)
Effect of exchange rate changes on cash and cash equivalents	**231**	99	(116)
Increase/(decrease) in cash and cash equivalents	**$ 16,610**	$ (4,597)	$ 3,522

Net Cash Provided by Operating Activities

Years Ended December 31,	**2002**	2001	2000
(in thousands)			
Income/(loss) before CECAP	**$ (15,893)**	$ 31,209	$ 52,843
Depreciation and amortization	**39,651**	40,292	37,535
Asset impairment charges	**32,719**	-	-
Deferred income tax provision	**(1,930)**	9,644	6,719
Gain on business divestiture	**-**	(1,200)	-
Amortization of unearned deferred compensation	**1,140**	508	-
Changes in operating assets and liabilities, net	**39,761**	(7,709)	(37,299)
Net cash provided by operating activities	**$ 95,448**	$ 72,744	$ 59,798

Net cash provided by operating activities in 2002 totaled $95.4 million. Changes in operating assets and liabilities provided $39.8 million, primarily due to both an increase in accounts payable and accrued liabilities and a decrease in income taxes receivable that were partially offset by increased receivables and inventories.

During the fourth quarter of 2002, the Company formulated a plan to exit the production of certain products such as special wires for deflection coils used in televisions and CRTs; electrical cords for consumer products; galvanized wire for electronics assemblies; and long-line, single-mode fiber optic cable for the communications and CATV markets. In addition, the Company elected to dispose of certain excess and inefficient equipment used in the manufacturing of certain products with communications applications. The Company also decided to dispose of certain real estate and buildings in order to rationalize production capabilities. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company estimated the fair value of the assets based upon anticipated net proceeds from the sale of the equipment, buildings, and real estate and recognized an impairment loss of $32.7 million ($26.3 million net of tax benefit and the tax valuation allowance, or $1.05 per share) based on the difference between the carrying value of the assets and their fair value. This loss is included as an other operating expense on the income statement. The Electronics and Communications segments recognized impairment losses in the amounts of $17.5 million and $15.2 million, respectively.

During 2001, cash flow from operations totaled $72.7 million. Operating assets and liabilities consumed $7.7 million of funds, principally due to both a decrease in accounts payable and accrued liabilities and an increase in income taxes receivable that were partially offset by lower receivables and inventories.

Net cash provided by operating activities in 2000 totaled $59.8 million. Operating assets and liabilities consumed $37.3 million of funds, principally through net increases in accounts receivable and inventory that were partially offset with an increase in accounts payable and accrued expenses.

Net Cash Used in Investing Activities

Years Ended December 31,	**2002**	2001	2000
(in thousands)			
Capital expenditures	**$ (32,830)**	$ (37,072)	$ (34,130)
Cash used to acquire businesses	**(11,300)**	-	(15,485)
Proceeds from business divestiture	**-**	1,400	-
Proceeds from disposal of property	**202**	247	2,092
Net cash used in investing activities	**$ (43,928)**	$ (35,425)	$ (47,523)

Capital Expenditures

Years Ended December 31,	**2002**	2001	2000
(in thousands)			
Capacity modernization and enhancement	**$ 24,811**	$ 22,424	$ 11,861
Capacity expansion	**2,296**	8,729	15,054
Other	**5,723**	5,919	7,215
	$ 32,830	$ 37,072	$ 34,130

Capital expenditures during 2002, 2001 and 2000 were approximately 4.0%, 3.8% and 2.9% of total revenues, respectively. Approximately 76% and 60% of capital expenditures were utilized for maintaining and enhancing existing production capabilities in 2002 and 2001, respectively. In 2000, approximately 44% of capital expenditures were utilized for capacity expansion and 35% of capital expenditures were utilized for maintaining and enhancing existing production capabilities.

In 2002, the Company acquired the metallic communications cable operations of NORCOM in Kingston, Ontario from Cable Design Technologies Corporation for cash of approximately $11.3 million. In 2000, the Company acquired the metallic communications cable operations of Corning Communications Limited in Manchester, United Kingdom for cash of approximately $15.5 million.

Proceeds from business divestiture in 2001 resulted from the sale of the Company's interest in a medical wire joint venture in The Netherlands.

Net Cash Used in Financing Activities

Years Ended December 31,	2002	2001	2000
(in thousands)			
Net payments under long-term credit facility and credit agreements	$ (31,461)	$ (38,635)	$ (4,609)
Proceeds from exercise of stock options	1,198	1,515	852
Cash dividends paid	(4,878)	(4,895)	(4,880)
Net cash used in financing activities	$ (35,141)	$ (42,015)	$ (8,637)

The Company repaid approximately $31.5 million, $38.6 million and $4.6 million of debt during 2002, 2001 and 2000, respectively. These repayments were funded primarily by cash flow from operations. Dividends of $0.20 per share per annum were paid to shareholders during 2002, 2001 and 2000.

Borrowings and other contractual obligations have the following scheduled maturities.

Borrowings and Contractual Obligations

	Payments Due by Period				
December 31, 2002	Total	Less than 1 year	1-2 years	3-4 years	After 4 years
(in thousands)					
Long-term debt [1]	$200,000	$ -	$ 79,000	$ 74,000	$ 47,000
Capital lease obligations	-	-	-	-	-
Operating leases	10,463	4,227	4,675	1,302	259
Unconditional purchase obligations	7,913	7,913	-	-	-
Other long-term obligations	-	-	-	-	-
Total contractual cash obligations	$218,376	$ 12,140	$ 83,675	$ 75,302	$ 47,259

[1] The Senior Notes, Series 1999-A, serve as the notional principal on certain outstanding interest rate swap agreements. Therefore, they were recorded in the financial records in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activity*, at a fair market value as of December 31, 2002 of $67.2 million. Accordingly, total long-term debt, inclusive of the fair value adjustment for the notional principal on the outstanding interest rates swap agreements, recorded in the financial records as of the same date was $203.2 million.

Other commercial commitments consist of the Company's credit agreement with a group of 7 banks executed in June 2001 (as amended from time to time, the Credit Agreement). The Credit Agreement provides for an aggregate $100.0 million unsecured, variable-rate and revolving credit facility expiring in June 2004.

Other Commercial Commitments

December 31, 2002	Amount of Commitment Expiration Per Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
(in thousands)					
Lines of credit	$100,000	$ -	$100,000	$ -	$ -
Standby letters of credit	12,576	12,576	-	-	-
Guarantees	4,561	4,561	-	-	-
Standby repurchase obligations	-	-	-	-	-
Other commercial commitments	-	-	-	-	-
Total commercial commitments	$117,137	$ 17,137	$100,000	$ -	$ -

Working Capital

December 31,	2002	2001
(in thousands, except current ratio)		
Current assets		
Cash and cash equivalents	$ 19,409	$ 2,799
Receivables	109,180	105,865
Inventories	159,817	150,791
Income taxes receivable	2,428	14,527
Deferred income taxes	15,097	7,078
Other current assets	7,818	2,470
Total current assets	$ 313,749	$ 283,530
Current liabilities		
Accounts payable and accrued liabilities	$ 124,968	$ 76,816
Income taxes payable	-	-
Total current liabilities	$ 124,968	$ 76,816
Working capital	$ 188,781	$ 206,714
Current ratio[1]	2.51	3.69

[1] Total current assets divided by total current liabilities

Current assets increased $26.8 million, or 9%, from $286.9 million at December 31, 2001 to $313.7 million at December 31, 2002. Receivables and inventories increased $3.3 million and $9.0 million due primarily to the NORCOM acquisition. Cash and cash equivalents increased $16.6 million and income taxes receivable decreased $12.1 million primarily as the result of federal income tax refunds received in the first quarter of 2002. Deferred income taxes increased $8.0 million due mainly to asset impairment charges recorded in the fourth quarter of 2002. Other current assets increased $5.3 million as the result of higher insurance and catalog publication prepayments and employee relocation costs.

Current liabilities increased $48.2 million, or 63%, from $76.8 million at December 31, 2001 to $125.0 million at December 31, 2002. The increase was due to a variety of reasons:

- Pension liabilities totaling $15.2 million reclassified from long-term to current in anticipation of funding requirements for 2003,
- Accrued severance totaling approximately $19.7 million related to curtailed product lines and planned manufacturing facility consolidation,
- Contingent acquisition price payable totaling approximately $6.7 million related to the NORCOM acquisition, and
- Accounts payable and other accrued liabilities assumed in the NORCOM acquisition.

At December 31, 2002, the Company accrued severance costs associated with announced manufacturing facility closings in Canada, Germany and Australia. The total severance accrued at December 31, 2002 was $19.6 million. Included in the accrual was $11.3 million related to the acquisition of NORCOM that was recorded incident to the purchase. The Company recorded severance costs in the amount of $8.3 million related to the closings in Germany and Australia as operating expense ($5.9 million in cost of sales and $2.4 million in selling, general and administrative expenses) in 2002. Approximately 430 employees will be eligible for severance payments, subject to finalization of negotiations under collective bargaining agreements. The Company anticipates making all severance payments against these accruals within one year. Certain sales, marketing, customer service and distribution activities will continue at each location.

Long-lived Assets

December 31, (in thousands)	2002	2001
Property, plant and equipment	**$ 337,196**	$ 355,852
Goodwill and other intangibles	79,588	74,016
Other long-lived assets	**13,006**	5,876
	$ 429,790	$ 435,744

Long-lived assets decreased $5.9 million, or 1%, from $435.7 million at December 31, 2001 to $429.8 million at December 31, 2002. Property, plant and equipment includes the acquisition cost less accumulated depreciation of the Company's land and land improvements, buildings and leasehold improvements and machinery and equipment. Property, plant and equipment decreased by $18.7 million due mainly to current-year depreciation and asset impairment charges recorded in 2002 related to product line curtailment and planned manufacturing facility consolidation partially offset by equipment acquired in the NORCOM acquisition. Goodwill and other intangibles consists of goodwill, defined as the unamortized difference between the aggregate purchase price of acquired businesses taken as a whole and the fair market value of the identifiable net assets of those acquired businesses, and the preliminary fair value of a major customer relationship acquired in the NORCOM acquisition. Goodwill and other intangibles increased $5.6 million due primarily to the positive effect that currency exchange rates had on goodwill denominated in currencies other than the United States dollar and the preliminary fair value of a major customer relationship acquired in the NORCOM acquisition.

Capital Structure

December 31,	2002		2001	
(in thousands)	Amount	Percent	Amount	Percent
Long-term debt	**$ 203,242**	**39.8%**	$ 234,703	42.8%
Stockholders' equity	307,195	60.2	314,245	57.2
	$ 510,437	100.0%	$ 548,948	100.0%

The Company's capital structure consists primarily of long-term debt and stockholders' equity. The capital structure decreased $38.5 million due to reductions in both long-term debt and stockholders' equity.

The Company had privately-placed debt of $200.0 million outstanding at December 31, 2002. Details regarding maturities and interest rates are shown below.

Note Series	Principal Balance	Maturity Date	Effective Interest Rate
Senior Notes, Series 1997-A	$75,000,000	08/11/2009[1]	6.92%
Senior Notes, Series 1999-A	64,000,000[2]	09/01/2004	7.60%
Senior Notes, Series 1999-B	44,000,000	09/01/2006	7.75%
Senior Notes, Series 1999-C	17,000,000	09/01/2009	8.06%

[1] The Senior Notes, Series 1997-A include an amortizing maturity feature. The Company is required to repay $15 million in principal per annum beginning August 11, 2005.

[2] The Senior Notes, Series 1999-A, serve as the notional principal on certain outstanding interest rate swap agreements. Therefore, they were recorded in the financial records in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activity*, at a fair market value as of December 31, 2002 of $67.2 million. Accordingly, total long-term debt, inclusive of the fair value adjustment for the notional principal on the outstanding interest rates swap agreements, recorded in the financial records as of the same date was $203.2 million.

The agreements for these private placements (Note Agreements) contain affirmative and negative covenants including maintenance of minimum net worth and maintenance of a maximum ratio of debt to total capitalization.

The Company entered into the Credit Agreement in June 2001. The Credit Agreement, as amended in the fourth quarter of 2002, provides for an aggregate $100.0 million unsecured, variable-rate and revolving credit facility expiring in June 2004. The Credit Agreement contains affirmative and negative covenants—certain covenants having been amended in the fourth quarter of 2002—including maintenance of a maximum leverage ratio, maintenance of a minimum interest coverage ratio and maintenance of minimum consolidated tangible net worth. At December 31, 2002, the Company had no outstanding borrowings under the Credit Agreement.

The Company entered into an amendment of the Credit Agreement during the fourth quarter of 2002 that changed the leverage covenant from a debt-to-total capitalization test to a debt-to-earnings before interest, taxes, depreciation and amortization (EBITDA) test, changed the interest coverage covenant from an earnings before interest and taxes (EBIT)-to-interest test to an EBITDA-to-interest test and reduced the maximum amount available under the Credit Agreement from $150.0 million to $100.0 million. At December 31, 2002, the Company had $39.1 million in borrowing capacity available under the Credit Agreement.

The Company also had unsecured, uncommitted arrangements with 6 banks under which it may borrow up to $38.2 million at prevailing interest rates. At December 31, 2002, the Company had no outstanding borrowings under these arrangements.

During the year ended December 31, 2002, the Company decreased total outstanding debt by $31.5 million, or 13%, with cash provided by operations and certain other investing and financing activities.

The Company manages its debt portfolio by using interest rate swap agreements to achieve an overall desired position of fixed and floating rates. As of December 31, 2002, the Company was party to interest rate swap agreements relating to its 7.60% medium-term notes that mature in 2004. The swaps convert a notional amount of $64.0 million from fixed rates to floating rates and mature in 2004. These agreements have been designated and qualify as fair value hedges of the associated medium-term notes in accordance with SFAS No. 133. Based on current interest rates for similar transactions, the fair value of the Company's interest rate swap agreements at December 31, 2002 was

$3.2 million. Credit and market risk exposures on these agreements are limited to the net interest differentials. Net interest differentials earned from the interest rate swaps of $1.1 million pretax, or $0.03 per diluted share, were recorded as a reduction to interest expense for the year ended December 31, 2002. Net interest differentials earned from the interest rate swaps reduced the Company's average interest rate on long-term debt by 0.47 percentage points for the year ended December 31, 2002. The Company is exposed to credit loss in the event of nonperformance by counterparties on the agreements, but does not anticipate nonperformance by any of the counterparties.

Stockholders' equity decreased by $7.1 million, or 2%, from 2001 to 2002 due primarily to the 2002 net loss of $16.0 million, dividends of $4.9 million, a decrease of $2.9 million in additional paid in capital resulting from the use of common stock held in treasury for stock compensation plans settlement activity and retirement savings plan employer contributions and an increase of $0.8 million in unearned deferred compensation due to restricted shares awarded during the year. These decreases were partially offset by an $8.6 million reduction of common stock held in treasury as a result of stock compensation plans settlement activity and employer contributions to the retirement savings plan. They were also partially offset by an $8.8 million reduction of accumulated other comprehensive loss resulting from the positive effect of currency exchange rates on financial statement translation partially offset by increased minimum pension liability.

Off-Balance Sheet Arrangements

The Company was not a party to any of the following types of off-balance sheet arrangements at December 31, 2002:

- Guarantee contracts or indemnification agreements that contingently require the Company to make payments to the guaranteed or indemnified party based on changes in an underlying asset, liability or equity security of the guaranteed or indemnified party;
- Guarantee contracts that contingently require the Company to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement;
- Indirect guarantees under agreements that contingently require the Company to transfer funds to the guaranteed party upon the occurrence of specified events under conditions whereby the funds become legally available to creditors of the guaranteed party and those creditors may enforce the guaranteed party's claims against the Company under the agreement;
- Retained or contingent interests in assets transferred to an unconsolidated entity or similar arrangements that serve as credit, liquidity or market risk support to that entity for such assets;
- Derivative instruments that are indexed to the Company's common or preferred stock and classified as stockholders' equity under accounting principles generally accepted in the United States; and
- Material variable interests held by the Company in unconsolidated entities that provide financing, liquidity, market risk or credit risk support to the Company, or engage in leasing, hedging or research and development services with the Company.

Effects of Inflation

During the years presented, inflation had a relatively minor effect on the Company's results of operations. In recent years, the U.S. rate of inflation has been relatively low. In addition, because the

Company's inventories are valued primarily on the LIFO method, current inventory costs are matched against current sales so that increases in costs are reflected in earnings on a current basis.

Environmental Remediation

The Company has been identified as a potentially responsible party with respect to three sites designated for remediation under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws. The Company does not own or operate any of these waste sites. Although estimates of cleanup costs have not yet been completed for these sites, the Company believes that, based on its review and other factors, including its estimated share of the waste volume at the sites, the existence of other financially viable, potentially responsible parties and the anticipated nature and scope of the remediation, the costs to the Company relating to these sites will not have a material adverse effect on its results of operations or financial condition. Ground water contamination has been identified on the site of the Venlo, The Netherlands, manufacturing facility, which the Company acquired in 1995. The Company has recorded a liability for the remediation costs, which are currently estimated at approximately $1.0 million.

Euro Conversion

In January 1999, certain member countries of the European Union (EU) established irrevocable, fixed conversion rates between their existing sovereign currencies (legacy currencies) and a new common currency (euro). These countries introduced the euro as their common currency over a period ending January 1, 2002 and the various legacy currencies became obsolete effective June 30, 2002.

The Company has significant operations in several of the EU countries that converted to the euro. Therefore, the Company prepared for the introduction of the euro for several years. The timing of the Company's retirement of the legacy currencies was scheduled so as to comply with various legal requirements and to facilitate optimal coordination with the plans of vendors, distributors and customers. Work related to the introduction of the euro and retirement of the legacy currencies included conversion of information technology systems; recalculation of currency risk; recalibration of financial instruments; evaluation and action, where needed, regarding the continuity of contracts; and modification of processes for preparing tax, accounting, payroll and customer records.

Impact of Pending Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (Board) issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 nullifies Emerging Issues Task Force Abstract (EITF) No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)*. Under EITF No. 94-3, liabilities for costs associated with exit or disposal activities could be recognized at the date of an entity's commitment to an exit plan. The Board concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, under SFAS No. 146, liabilities for costs associated with exit or disposal activities cannot be recognized until incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The Company will apply the new rules of accounting under SFAS No. 146 beginning in the first quarter of 2003.

In October 2002, the Board issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* with disclosure requirements effective immediately. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide three alternative methods of transition to the fair value method of accounting for stock-based employee compensation. The statement requires disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not require entities to record their employee stock-based awards using the fair value method. However, the statement does require disclosures for all entities with stock-based compensation regardless of whether they utilize the fair value method of accounting described in SFAS No. 123. The Company does not plan to utilize the fair value method of accounting, but has applied the new disclosure rules under SFAS No. 148.

Critical Accounting Policies

Sales Incentive and Product Price Protection Allowances/Revenue Recognition
The Company grants incentive allowances to selected customers as part of its sales programs. The incentives are determined based on certain targeted sales volumes. In certain instances, the Company also grants selected product price protection allowances. Sales revenues are reduced when incentives or allowances are anticipated or projected. Revenues are reduced by recording a separate deduction in gross revenues. The Company follows guidance provided by Securities Exchange Commission Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements,* and EITF No. 00-14, *Accounting for Certain Sales Incentives.*

Allowance for Doubtful Accounts
The Company evaluates the collectibility of accounts receivable based on specific identification basis. In circumstances where the Company is aware of a customer's inability or unwillingness to pay outstanding amounts, the Company records a specific reserve for bad debts against amounts due to reduce the receivable to its estimated collectible balance.

The Company recorded bad debt expense of $2.1 million, $8.9 million and $5.9 million in 2002, 2001 and 2000, respectively. Included in the 2001 expense was $8.4 million for an individual customer (value-added reseller) of the Communications segment that filed for bankruptcy. Included in the 2000 expense was $5.1 million for an individual customer (distributor) of the Electronics segment that filed for bankruptcy.

The allowance for doubtful accounts at December 31, 2002 was $3.5 million. The Company does not anticipate that any other major customers will be unable to pay outstanding receivables.

Inventory Reserves
The Company evaluates the realizability of its inventory on a product-by-product basis in light of anticipated sales demand, technological changes and inventory condition. In circumstances where inventory levels are in excess of anticipated market demand, where inventory is deemed technologically obsolete or not saleable due to condition or where inventory cost exceeds net realizable

value, the Company records a charge to cost of goods sold and reduces the inventory to its net realizable value. At December 31, 2002 and 2001, the Company had inventory reserves of $21.9 million and $10.4 million, respectively.

Outlook

During 2002, the Company experienced the impact of continued softness in the world manufacturing economy. Accordingly, reduced sales volumes adversely affected the Company's operating results. As a result, the Company implemented cost-saving initiatives that included personnel reductions, working capital management and curtailed capital spending from planned levels. The Company was able to generate $95.4 million in cash flow from operations and utilized $31.5 million of these funds to reduce outstanding borrowings.

The Company anticipates that market conditions in 2003 for its Communications segment will include excess production capacity and continued utilization of thinly capitalized value-added resellers for product distribution. In addition, the Communications segment operations in Europe are largely dependent on one customer in the United Kingdom. Market conditions for the Company's Electronics segment are expected to remain constrained during 2003 and will also include excess production capacity. The Company anticipates continued pricing pressure on products with networking applications. For both segments, the cost-saving initiatives taken during 2002, coupled with continued cost reduction efforts such as personnel reductions, product line curtailment and manufacturing facility consolidation in 2003, reflect the Company's expectation of adjusting its cost structure to market demand.

The Company will no longer receive "take-or-pay" compensation from the major private-label customer as the applicable minimum requirements contract terminated in 2002. The Company will continue to receive "sales incentive" compensation through 2005 from this same customer under the second minimum requirements contract should the customer fail to meet purchasing targets. However, purchase requirements after 2002 are approximately 20% of targets in the first contract. Under the second contract, the customer is required to pay up to $3.0 million per annum to the Company through 2005. This amount could be reduced to the extent of gross margin generated from the customer's purchases of certain products from the Company during each year through 2005.

The Company anticipates funding $19.7 million in accruals related to product line curtailment and planned manufacturing facility consolidation during 2003. It also anticipates funding $14.5 million in pension contributions in the upcoming year compared with $7.4 million in 2002. These transactions will have a significant impact on the Company's cash flow in 2003. The Company anticipates approximately $2.0 million of additional costs related to product line curtailment and planned manufacturing facility consolidation that, in accordance with accounting principles generally accepted in the United States, will be expensed when incurred. Accordingly, they will have a negative effect on operating results and cash flow for 2003. Annual savings of at least $10.0 million are anticipated in 2003 as a result of the product line curtailment and planned manufacturing facility consolidation. Most of the savings for 2003 will be achieved late in the year.

The Company's supply agreements with two major communications customers—one in the United Kingdom, the other in Canada—are up for renewal in 2003. The Company anticipates maintaining its relationship with both customers; however, there can be no assurance this will occur. Should the

Company lose the supply agreement with the Canadian customer, it would likely not be required to pay certain contingent acquisition price liabilities currently recorded in the financial statements.

The Company anticipates economic softness will continue into 2003 for some, perhaps most, geographic and market segments. Increases in revenues and operating income will be largely dependent on the level of investment by the technology and communications industries and on the timing of any general economic recovery. The Company currently anticipates that, aside from the impact of including a full year of revenues generated by NORCOM, revenues should be relatively unchanged from 2002. The Company's cost reduction efforts should enhance the impact of increased revenues by providing increased operating leverage.

Forward-Looking Statements

The statements set forth in this Annual Report on Form 10-K other than historical facts, including those noted in the "Outlook" section, are forward-looking statements made in reliance upon the safe harbor of the Private Securities Litigation Reform Act of 1995. As such, they are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates, general economic conditions, and management's beliefs and assumptions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. As a result, the Company's actual results may differ materially from what is expected or forecasted in such forward-looking statements. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, and disclaims any obligation to do so.

The Company's actual results may differ materially from such forward-looking statements for the following reasons: the poor economic conditions in the United States, Europe and parts of the Pacific Rim (and the impact such conditions may have on the Company's sales); increasing price, product and service competition from United States and international competitors (including new entrants); the credit worthiness of the Company's customers (including the collectibility of receivables resulting from sales by the Communications segment to VARs); the Company's continued ability to introduce, manufacture and deploy competitive new products and services on a timely, cost-effective basis; the ability to successfully integrate the operations and businesses of acquired companies (including NORCOM and, in particular, the Company's ability to retain NORCOM's primary customers); the ability to transfer production to new or existing facilities; developments in technology; the threat of displacement from competing technologies (including wireless and fiber optic technologies); demand and acceptance of the Company's products by customers and end users; changes in raw material costs and availability; changes in foreign currency exchange rates; the pricing of the Company's products; changes in regulation affecting the business of communications companies and other customers; the success of implementing cost-saving programs and initiatives; reliance on large customers (particularly, the reliance of the Communications segment on sales to a limited number of large LECs in the United States and sales to two major international communications companies—one in the United Kingdom, the other in Canada); the Company's ability to successfully renew supply agreements with major communications customers in the United Kingdom and Canada; the Company's ability to complete current product curtailment and manufacturing facility consolidation programs at anticipated costs; the Company's ability to successfully negotiate a collective bargaining agreement renewal with organized personnel at one of the Company's major facilities in the upcoming year; the threat of war and terrorist activities; general industry and market conditions and growth rates; and other factors noted in this Annual Report on Form 10-K and other Securities Act filings.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to the Company's operations result primarily from interest rates, foreign exchange rates and certain commodity prices, as well as concentrations of credit risk and debt covenant compliance risk. To manage the volatility relating to exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For residual exposures, the Company sometimes enters into various derivative transactions pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The Company does not hold or issue derivative instruments for trading purposes. The terms of such instruments and the transactions to which they relate generally do not exceed twelve months. Each of these risks is discussed below.

Interest Rate Risk

The Company manages its debt portfolio by using interest rate swap agreements to achieve an overall desired position of fixed and floating rates. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. For the Company's short-term and long-term debt obligations, the table presents principal cash flows and average interest rates by expected maturity dates. The table also presents fair values as of December 31, 2002.

	Principal (Notional) Amount by Expected Maturity Average Interest (Swap) Rate							
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
(in millions, except rates)								
Liabilities								
Fixed-rate debt			$ 15	$ 15	$ 15	$ 30	$75	$ 77
Average interest rate			6.92%	6.92%	6.92%	6.92%		
Fixed-rate debt		$ 64					$64	$ 70
Average interest rate		7.60%						
Fixed-rate debt				$ 44			$44	$ 48
Average interest rate				7.75%				
Fixed-rate debt						$ 17	$17	$ 19
Average interest rate						8.06%		
Interest Rate Derivative Financial Instruments Related to Debt								
Interest rate swap								
Pay variable/receive fixed		$21					$21	$ 1
Average rate paid—6 month U.S. LIBOR plus 3.22%								
Fixed rate received		7.60%					7.60%	

	Principal (Notional) Amount by Expected Maturity Average Interest (Swap) Rate							
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
(in millions, except rates)								
Interest rate swap								
Pay variable/receive fixed		$22					$22	$ 1
Average rate paid—6 month U.S. LIBOR plus 3.25%								
Fixed rate received		7.60%					7.60%	
Interest rate swap								
Pay variable/receive fixed		$21					$21	$ 1
Average rate paid—6 month U.S. LIBOR plus 3.30%								
Fixed rate received		7.60%					7.60%	

Commodity Price Risk

Certain raw materials used by the Company are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. The primary purpose of the Company's commodity price management activities is to manage the volatility associated with purchases of commodities in the normal course of business. The Company does not speculate on commodity prices.

The Company is exposed to price risk related to its purchase of copper used in the manufacture of its products. The Company's copper price management strategy involves the use of natural techniques, where possible, such as purchasing copper for future delivery at fixed prices. Where natural techniques are not possible, the Company will sometimes use commodity price derivatives, typically exchange-traded forward contracts, with durations of generally twelve months or less. The following table presents the purchase commitments by the notional amount in pounds, the weighted average contract price, and total dollar amounts by expected maturity date. In addition, the table presents the physical inventory of copper at December 31, 2002 by the amount of pounds held at average cost. The fair value of purchase commitments and physical inventory as of December 31, 2002 is also presented.

	Expected Maturity Dates		
	2003	2004	Fair Value
(in millions, except average price)			
Purchase commitments			
Commitment volume (pounds)	11.0	-	
Weighted average price (per pound)	$0.7189	-	
Commitment amounts	$ 7.9	-	$ 7.7
On-hand copper rod at December 31, 2002			
Pounds on hand	6.3	-	
Weighted average price (per pound)	$0.7237	-	
Total value on hand	$ 4.6	-	$ 4.4

The Company is also exposed to price risk related to its purchase of selected petroleum-based commodities used in the manufacture of its products. The Company generally purchases these commodities based upon market prices established with the vendors as part of the purchase process. Recent trends indicate that pricing of these commodities may become more volatile due to the increased price of petroleum and the current threat of war or terrorist activities. Historically, the Company has not used commodity financial instruments to hedge petroleum-based commodity prices. There is a modest correlation, primarily in the Communications segment, between petroleum-based commodity costs and the ultimate selling price of the product. Exposures to most changes in petroleum-based commodity costs remain unprotected.

Foreign Exchange Rate Risk
The Company manufactures and sells its products in a number of countries throughout the world, and, as a result, is exposed to movements in foreign currency exchange rates. The primary purpose of the Company's currency rate management activities is to manage the volatility associated with foreign currency purchases of materials or sales of finished product and other assets and liabilities created in the normal course of business. The Company's currency rate management strategy involves the use of natural techniques, where possible, such as the offsetting or netting of like-currency cash flows. Where natural techniques are not possible, the Company will sometimes use foreign currency derivatives, typically foreign currency forward contracts, with durations of generally 12 months or less.

At December 31, 2002, the Company had no financial instruments outstanding that were sensitive to changes in foreign currency rates.

The Company generally views as long-term its investments in international subsidiaries with functional currencies other than the United States dollar. As a result, the Company does not generally use derivatives to manage these net investments. In terms of foreign currency translation risk, the Company is exposed primarily to the euro, the British pound, the Hungarian forint, the Canadian dollar and the Australian dollar.

The Company's net foreign currency investment in foreign subsidiaries and affiliates translated into United States dollars using year-end exchange rates was $107.0 million and $111.9 million at December 31, 2002 and 2001, respectively.

Credit Risk
The Company sells its products to many customers in several markets across multiple geographic areas. The ten largest customers, primarily the larger distributors and communications companies, constitute in aggregate approximately 55% of revenues in both 2002 and 2001.

During 2002, the Company recorded total bad debt expense of $2.1 million. During 2001, the Company recorded total bad debt expense of $8.9 million. Included in this amount was $8.4 million related to a single financially troubled VAR that purchased Communications segment products.

In December 2002, the Company recorded a $12.5 million receivable related to "take-or-pay" and "sales incentive" compensation due from a major private-label customer. This receivable was outstanding at December 31, 2002; however, it was paid in January 2003. In December 2001, the Company recorded an $8.3 million receivable related to "take-or-pay" compensation due from a major private-label customer. This receivable was outstanding at December 31, 2001; however, it was paid in February 2002.

The following table reflects those receivables that represented the only significant concentrations of credit to which the Company was exposed at December 31, 2002 and 2001. Historically, these customers generally pay all outstanding receivables within thirty to sixty days of invoice receipt.

December 31,		**2002**		2001
(in thousands, except % data)	Amount	**Percent of Net Receivables**	Amount	Percent of Net Receivables
Customer 1	$ 12,412	11%	$ 11,314	11%
Customer 2	6,147	6%	13,032	12%
Total	$ 18,559	17%	$ 24,346	23%

At December 31, 2002, the Company had receivables in the amount of $4.2 million outstanding from a value-added reseller that purchases Communications segment products on an ongoing basis. Historically, this customer generally pays all outstanding receivables within thirty to sixty days of invoice receipt.

Debt Covenant Compliance Risk

The Company's Note Agreements and Credit Agreement require the Company to maintain certain financial ratios and a minimum level of net worth. The Company entered into an amendment of the Credit Agreement during the fourth quarter of 2002 that changed the leverage covenant from a debt-to-total capitalization test to a debt-to-EBITDA test and changed the interest coverage covenant from an EBIT-to-interest test to an EBITDA-to-interest test. The Company was in compliance with the Note Agreements and the amended Credit Agreement as of December 31, 2002.

The Company anticipates full compliance with the Note Agreements during the year ending December 31, 2003. While the Company anticipates improved operating results during the year ending December 31, 2003 as it realizes the benefits of the cost improvement programs implemented during 2002 and is not burdened with the charges recorded in the prior year, the extent and timing of this improvement is not certain and will affect the Company's ability to fully comply with the terms of the Credit Agreement at all times during the year. Should the Company fail to fully comply with the terms of the Credit Agreement at any time during the year, it would likely seek modifications or waivers from the lenders. If such modifications or waivers were not available under terms acceptable to the Company, it would consider canceling the Credit Agreement. The Company does not anticipate a need during the year ending December 31, 2003 for funds available under the Credit Agreement to meet its capital expenditure, dividend and working capital requirements. However, the Company's expectations of future operating results and continued compliance with the Note Agreements and Credit Agreement cannot be assured and the lenders' actions are not controllable by the Company.

Item 8. Financial Statements and Supplementary Data

Report of Independent Auditors

The Board of Directors and Stockholders
Belden Inc.

We have audited the accompanying consolidated balance sheets of Belden Inc. as of December 31, 2002 and 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belden Inc. at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 in the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, in 2002.

/s/Ernst & Young LLP

St. Louis, Missouri
January 30, 2003

Consolidated Balance Sheets

December 31,	2002	2001
(in thousands, except par value and number of shares)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 19,409	$ 2,799
Receivables, less allowance for doubtful accounts of $3,477 at 2002 and $15,349 at 2001	109,180	105,865
Inventories	159,817	150,791
Income taxes receivable	2,428	14,527
Deferred income taxes	15,097	7,078
Other current assets	7,818	2,470
Total current assets	313,749	283,530
Property, plant and equipment, less accumulated depreciation	337,196	355,852
Goodwill and other intangibles, less accumulated amortization of $13,546 at 2002 and $13,409 at 2001	79,588	74,016
Other long-lived assets	13,006	9,292
	$743,539	$722,690
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 124,968	$ 76,816
Income taxes payable	-	-
Total current liabilities	124,968	76,816
Long-term debt	203,242	234,703
Postretirement benefits other than pensions	10,732	11,580
Deferred income taxes	71,470	69,614
Other long-term liabilities	25,932	15,732
Stockholders' equity:		
Preferred stock, par value $.01 per share, 25,000,000 shares authorized, no shares outstanding	-	-
Common stock, par value $.01 per share, 100,000,000 shares authorized, 26,203,603 issued, and 25,112,153 and 24,760,351 shares outstanding at 2002 and 2001, respectively	262	262
Additional paid-in capital	40,917	43,773
Retained earnings	302,900	323,671
Accumulated other comprehensive loss	(17,859)	(26,625)
Unearned deferred compensation	(2,014)	(1,233)
Treasury stock, at cost, 1,091,450 and 1,443,252 shares at 2002 and 2001, respectively	(17,011)	(25,603)
Total stockholders' equity	307,195	314,245
	$743,539	$722,690

See accompanying notes.

Consolidated Income Statements

Years Ended December 31,	2002	2001	2000
(in thousands, except per share amounts)			
Revenues	$813,348	$968,369	$1,169,255
Cost of sales	690,336	799,463	937,668
Gross profit	123,012	168,906	231,587
Selling, general and administrative expenses	107,439	114,832	125,388
Amortization of goodwill	-	2,136	2,214
Other operating expenses/(earnings)	21,621	(8,318)	-
Operating earnings/(loss)	(6,048)	60,256	103,985
Nonoperating earnings	-	(1,200)	-
Interest expense	13,730	18,585	20,107
Income/(loss) before taxes and cumulative effect of change in accounting principle	(19,778)	42,871	83,878
Income tax expense/(benefit)	(3,885)	11,662	31,035
Income/(loss) before cumulative effect of change in accounting principle	(15,893)	31,209	52,843
Cumulative effect of change in accounting principle	-	(251)	-
Net income/(loss)	$ (15,893)	$ 30,958	$ 52,843
Basic average shares outstanding	24,763	24,499	24,405
Basic earnings/(loss) per share before cumulative effect of change in accounting principle	$ (.64)	$ 1.27	$ 2.17
Basic earnings/(loss) per share	$ (.64)	$ 1.26	$ 2.17
Diluted average shares outstanding	24,763	24,766	24,675
Diluted earnings/(loss) per share before cumulative effect of change in accounting principle	$ (.64)	$ 1.26	$ 2.14
Diluted earnings/(loss) per share	$ (.64)	$ 1.25	$ 2.14

See accompanying notes.

Consolidated Cash Flow Statements

Years Ended December 31, (in thousands)	2002	2001	2000
Cash flow from operating activities:			
Income/(loss) before cumulative effect of change in accounting principle	$ (15,893)	$ 31,209	$ 52,843
Adjustments to reconcile income/(loss) before cumulative effect of change in accounting principle to net cash provided by operating activities:			
Depreciation and amortization	39,651	40,292	37,535
Asset impairment charges	32,719	-	-
Gain on business divestiture	-	(1,200)	-
Deferred income tax provision	(1,930)	9,644	6,719
Amortization of unearned deferred compensation	1,140	508	-
Changes in operating assets and liabilities(*):			
Receivables	9,089	46,147	(25,061)
Inventories	12,276	18,294	(41,854)
Accounts payable and accrued liabilities	6,152	(58,481)	9,771
Current and deferred income taxes, net	16,113	(14,501)	19,714
Other assets and liabilities, net	(3,869)	832	131
Net cash provided by operating activities	95,448	72,744	59,798
Cash flows from investing activities:			
Capital expenditures	(32,830)	(37,072)	(34,130)
Cash used to acquire business	(11,300)	-	(15,485)
Proceeds from business divestiture	-	1,400	-
Proceeds from disposal of property, plant and equipment	202	247	2,092
Net cash used for investing activities	(43,928)	(35,425)	(47,523)
Cash flows from financing activities:			
Net payments under credit agreements	(31,461)	(38,635)	(4,609)
Proceeds from exercise of stock options	1,198	1,515	852
Cash dividends paid	(4,878)	(4,895)	(4,880)
Net cash used for financing activities	(35,141)	(42,015)	(8,637)
Effect of exchange rate changes on cash and cash equivalents	231	99	(116)
Increase/(decrease) in cash and cash equivalents	16,610	(4,597)	3,522
Cash and cash equivalents, beginning of period	2,799	7,396	3,874
Cash and cash equivalents, end of period	$ 19,409	$ 2,799	$ 7,396
Supplemental cash flow information			
Income tax refunds received	$ 21,377	$ 718	$ 2,911
Income taxes paid	(2,852)	(15,450)	(18,248)
Interest paid, net of amount capitalized	(14,752)	(18,040)	(20,483)

See accompanying notes.

(*) Net of the effects of exchange rate changes and acquired businesses.

Consolidated Stockholders' Equity Statements

(in thousands)	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Unearned Deferred Compensation	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 1999	$262	$47,958	$249,653	$(37,296)	$ -	$(13,050)	$247,527
Net income			52,843				52,843
Foreign currency translation adjustments						(8,883)	(8,883)
Comprehensive income							43,960
Issuance of treasury stock							
Exercise of stock options		(654)		1,506			852
Stock compensation		75		126			201
Cash dividends ($.20 per share)			(4,871)				(4,871)
Balance at December 31, 2000	262	47,379	297,625	(35,664)	-	(21,933)	287,669
Net income			30,958				30,958
Foreign currency translation adjustments						(2,541)	(2,541)
Unrealized loss on derivative instruments						(245)	(245)
Minimum pension liability, net of tax						(1,906)	(1,906)
Comprehensive income							26,266
Issuance of treasury stock							
Exercise of stock options		(1,013)		2,528			1,515
Stock compensation		(345)		2,086	(1,741)		-
Employee stock purchase plan		(2,248)		5,447			3,199
Amortization of unearned deferred compensation					508		508
Cash dividends ($.20 per share)			(4,912)				(4,912)
Balance at December 31, 2001	262	43,773	323,671	(25,603)	(1,233)	(26,625)	314,245
Net loss			(15,893)				(15,893)
Foreign currency translation adjustments						21,357	21,357
Unrealized gain on derivative instruments						245	245
Minimum pension liability, net of tax						(12,836)	(12,836)
Comprehensive loss							(7,127)
Issuance of treasury stock							
Exercise of stock options		(593)		1,791			1,198
Stock compensation		(426)		2,412	(1,921)		65
401(k) employer contributions		(576)		1,481			905
Employee stock purchase plan		(1,261)		2,908			1,647
Amortization of unearned deferred compensation					1,140		1,140
Cash dividends ($.20 per share)			(4,878)				(4,878)
Balance at December 31, 2002	$262	$40,917	$302,900	$(17,011)	$(2,014)	$(17,859)	$307,195

See accompanying notes.

Notes to Consolidated Financial Statements

Note 1: Description of Business

Belden Inc. (the Company) designs, manufactures and markets metallic and fiber optic wire and cable products for the electronics and communications markets. The Company has manufacturing facilities in North America, Europe and Australia.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements include the Company and all of its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. In addition, the Consolidated Financial Statements include the operating results of each acquired operation from its respective acquisition date (Note 6).

Foreign Currency Translation

For international operations with functional currencies other than the United States dollar, asset and liability accounts are translated at current exchange rates; income and expenses are translated using average exchange rates. Resulting translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in accumulated other comprehensive loss, a separate component of stockholders' equity. Exchange gains and losses on transactions are included in operating earnings/(loss).

Use of Estimates in the Preparation of the Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2000 and 2001 Consolidated Financial Statements in order to conform to the 2002 presentation.

Cash and Cash Equivalents

The Company classifies cash on hand and deposits in banks, including commercial paper, money market accounts and other investments with an original maturity of three months or less, that the Company may hold from time to time, as cash and cash equivalents.

Trade Receivables and Related Allowances

The Company classifies amounts owed to the Company and due within twelve months, arising from the sale of goods or services in the normal course of business to an unrelated party, as trade receivables. Trade receivables due after twelve months are reclassified as other long-lived assets.

Interest charged on delinquent trade receivables is accrued but the income is deferred as a receivables allowance until the interest is collected.

The Company evaluates the collectibility of trade receivables based on the specific identification method. In circumstances where the Company is aware of a customer's inability or unwillingness to pay outstanding amounts, the Company records a specific reserve for bad debts against amounts due to reduce the receivable to its estimated collectible balance. The Company recorded bad debt expense of $2.1 million, $8.9 million and $5.9 million in 2002, 2001 and 2000, respectively. Included in the 2001 expense was $8.4 million for an individual customer (value-added reseller) of the Communications segment that filed for bankruptcy. Included in the 2000 expense was $5.1 million for an individual customer (distributor) of the Electronics segment that filed for bankruptcy. The allowance for doubtful accounts at December 31, 2002 was $3.5 million. The Company does not anticipate that any other major customers will be unable to pay for outstanding receivables.

Inventories and Related Reserves
Inventories, including raw materials, work-in-process and finished goods, are carried at cost or, if lower, market value. Inventory values include direct material, direct labor and production overhead costs. On the basis of current costs, 65% and 71% of inventories in 2002 and 2001, respectively, were carried on the last-in, first-out (LIFO) method. The remaining inventories were carried on the first-in, first-out (FIFO) method.

The Company evaluates the realizability of its inventory on a product-by-product basis in light of anticipated sales demand, technological changes and inventory condition. In circumstances where inventory levels are in excess of anticipated market demand, where inventory is deemed technologically obsolete or not saleable due to condition or where inventory cost exceeds net realizable value, the Company records a charge to cost of goods sold and reduces the inventory to its net realizable value. At December 31, 2002 and 2001, the Company had inventory reserves of $21.9 million and $10.4 million, respectively.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets ranging from ten to forty years for buildings, five to twelve years for machinery and equipment and five years for business information systems. Construction in process reflects amounts incurred for the configuration and build-out of property, plant and equipment and for property, plant and equipment not yet placed into service. Maintenance and repairs are charged to expense as incurred. In accordance with Statement of Financial Accounting Standards (SFAS) No. 34, *Capitalization of Interest Costs*, the Company capitalizes interest costs associated with the construction of capital assets for business operations and amortizes the costs over the assets' useful lives.

Amortizable Intangibles
The Company's one amortizable intangible, the preliminary fair value of a customer business relationship, is amortized on a straight-line basis over the ten-year estimated useful life of the asset. At December 31, 2002 the Company reported amortizable intangibles of $2.9 million. The Company had no amortizable intangibles at December 31, 2001.

Impairment of Long-Lived Assets
In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the Company reviews long-lived assets to determine whether an event or change in circumstances indicates the carrying value of the asset may not be recoverable. The Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets and any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that

indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis at the lowest level for which identifiable cash flows exist. If impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. Fair value is the amount at which the asset could be bought or sold in a current transaction between a willing buyer and seller other than in a forced or liquidation sale and can be measured as the asset's quoted market price in an active market or, where an active market for the asset does not exist, the Company's best estimate of fair value based on either discounted cash flow analysis or present value analysis.

Goodwill and Other Indefinite-Lived Intangibles
Goodwill represents the excess of acquisition costs over the fair market value of the net assets of acquired businesses and, prior to the Company's adoption of SFAS No. 142, *Goodwill and Other Intangible Assets,* on January 1, 2002, was amortized on a straight-line basis over an estimated useful life of 40 years. On January 1, 2002, the Company adopted the new rules of accounting under SFAS No. 142. As of December 31, 2002, and during the year then ended, the Company had no indefinite-lived intangible assets other than goodwill. Application of the nonamortization provision of SFAS No. 142 during the years ended December 31, 2001 and 2000 would have resulted in an increase in net income for those periods of $1.4 million ($2.1 million pretax), or $0.06 per diluted share and $1.4 million ($2.2 million pretax), or $0.06 per diluted share, respectively. The Electronics segment and the Communications segment reported goodwill, net of accumulated amortization, at December 31, 2002 in the amounts of $74.2 million and $2.5 million, respectively. There was no significant change in the allocation of goodwill by reportable segment between December 31, 2001 and December 31, 2002.

In accordance with SFAS 142, the Company continues to evaluate whether an event or change in circumstances indicates the carrying value of goodwill may not be recoverable. The Company bases its evaluation on such impairment indicators as the future economic benefit of goodwill and any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of goodwill may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis at the lowest level for which identifiable cash flows exist. If impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the estimated value of goodwill. At December 31, 2002, carrying value of goodwill in the amount of $0.2 million related to the Company's Australia operation was deemed impaired and the associated loss was included as an other operating expense in the consolidated income statements. The remaining carrying value of goodwill at December 31, 2002 was deemed recoverable.

Revenue Recognition
Revenue is recognized in the period title to product passes to customers. The Company grants incentive allowances to selected customers as part of its sales programs. The incentives are determined based on certain targeted sales volumes. In certain instances, the Company also grants selected product price protection allowances. Sales revenues are reduced when incentives or allowances are anticipated or projected. Revenues are reduced by recording a separate deduction in gross revenues. The Company follows guidance provided by Securities Exchange Commission Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*, and Emerging Issues Task Force Abstract (EITF) No. 00-14, *Accounting for Certain Sales Incentives*.

Shipping and Handling Costs
In accordance with EITF 00-10, *Accounting for Shipping and Handling Fees and Costs*, the Company includes fees earned on the shipment of product to customers in revenues and includes costs incurred on the shipment of product to customers as cost of sales. Certain handling costs totaling $5.8 million, $5.8 million and $5.9 million, respectively, were included in selling, general and administrative expenses.

Research and Development
Research and development expenditures are charged to expense as incurred. Expenditures for research and development sponsored by the Company were $7.6 million, $8.2 million and $7.7 million for 2002, 2001 and 2000, respectively.

Environmental Remediation and Compliance
Environmental remediation costs are accrued, except to the extent costs can be capitalized, based on estimates of known environmental remediation exposures. Environmental compliance costs include maintenance and operating costs with respect to ongoing monitoring programs. Such costs are expensed as incurred. Capitalized environmental costs are depreciated generally utilizing a 15-year life.

Minimum Requirements Contracts
Amounts recognized under minimum requirements ("take-or-pay" or "sales incentive") contracts are classified in other operating earnings.

Stock-Based Compensation
The Company has two stock compensation plans—the Long-term Incentive Plan (Incentive Plan) and the Employee Stock Purchase Plan (Stock Purchase Plan).

Under the Incentive Plan, certain employees of the Company are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants and performance shares. The Company accounts for stock options using the intrinsic value method provided in Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees*. Accordingly, no compensation cost has been recognized for options granted under the Incentive Plan. The Company accounts for restricted stock grants under APB No. 25 as fixed-plan awards since both the aggregate number of awards issued and the aggregate amount to be paid by the participants for the common stock is known. Compensation related to the grants is measured as the difference between the market price of the Company's common stock at the grant date and the amount to be paid by the participants for the common stock.

Under the Stock Purchase Plan, all full-time employees and part-time employees who work 20 or more hours per week in Canada, Germany, the Netherlands and the United States receive the right to purchase a specified amount of common stock at the lesser of 85% of the fair market value on the offering date or 85% of the fair market value on the exercise date. The Company accounts for these purchase rights using the intrinsic value method provided by APB No. 25. Accordingly, no compensation cost has been recognized for purchase rights granted under the Stock Purchase Plan.

The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. The effect on operating results of calculating the Company's stock compensation using the fair value method presented in SFAS No. 123 is as follows:

Years Ended December 31,	2002 As Reported	2002 Pro forma	2001 As Reported	2001 Pro forma	2000 As Reported	2000 Pro forma
(in thousands, except per share amounts)						
Net income / (loss)	$(15,893)	$(18,395)	$30,958	$28,233	$52,843	$48,896
Basic earnings / (loss) per share	$ (.64)	$ (.74)	$ 1.26	$ 1.15	$ 2.17	$ 2.00
Diluted earnings / (loss) per share	$ (.64)	$ (.74)	$ 1.25	$ 1.14	$ 2.14	$ 1.98

The fair value of common stock options outstanding under the Incentive Plan and the fair value of stock purchase rights outstanding under the Stock Purchase Plan were estimated at the date of grant using the Black-Scholes option-pricing model.

For the years ended December 31, 2002, 2001, and 2000, assumptions used in the determination of the fair value of the stock options and stock purchase rights include the following:

Years Ended December 31,	2002	2001	2000
Dividend yield	4.63%	4.09%	4.85%
Expected volatility	28.37%	39.11%	43.03%
Expected option life (in years)	4.14	5.26	5.23
Risk free interest rate	3.41%	4.61%	4.54%

For the years ended December 31, 2002, 2001, and 2000, the weighted average per share fair value of options granted under the Incentive Plan was $4.45, $6.80, and $4.83, respectively. For the years ended December 31, 2002, 2001 and 2000, the weighted average per share value of purchase rights granted under the Stock Purchase Plan was $3.09, $4.19 and $5.78, respectively. The Black-Scholes option-pricing model was developed to estimate the fair value of market-traded options. Incentive stock options and stock purchase rights have certain characteristics, including vesting periods and non-transferability, which market-traded options do not possess. Due to the significant effect that changes in assumptions and differences in option and purchase right characteristics might have on the fair values of stock options and stock purchase rights, the models may not accurately reflect the fair values of the stock options and stock purchase rights.

Interest Expense

The Company presents interest expense net of capitalized interest costs and interest income earned on cash equivalents. Neither capitalized interest costs nor interest income earned on cash equivalents are material.

Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. The provision for income taxes differs from the amounts currently payable due to the recognition of revenues and expenses in different periods for income tax and financial statement purposes. Income taxes are provided as if operations in all countries, including the United States, were stand-alone businesses filing separate tax returns. In the first quarter of 2001, the Company determined under APB No. 23, *Accounting for Income Taxes – Special Areas*, that undistributed earnings from its European and Australian subsidiaries would not be remitted to the United States in the foreseeable future and, therefore, no additional provision for United States taxes was made.

Financial Risk Management
The Company is exposed to various market risks such as changes in interest rates (Note 11), currency exchange rates and commodity pricing. To manage the volatility relating to exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For residual exposures, the Company sometimes enters into various derivative transactions pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The Company does not hold or issue derivative instruments for trading purposes. The terms of such instruments and the transactions to which they relate generally do not exceed twelve months.

Commodity Price Management
Certain raw materials used by the Company are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. The primary purpose of the Company's commodity price management activities is to manage the volatility associated with purchases of commodities in the normal course of business.

The Company is exposed to price risk related to its purchase of copper used in the manufacture of its products. The Company's copper price management strategy involves the use of natural techniques, where possible, such as purchasing copper for future delivery at fixed prices (Note 16). Where natural techniques are not possible, the Company will sometimes use commodity price derivatives, typically exchange-traded forward contracts, with durations of generally twelve months or less.

The Company did not have any commodity price derivatives outstanding at December 31, 2002 and did not employ commodity price derivatives during the year then ended.

The Company is also exposed to price risk related to its purchase of selected petroleum-based commodities used in the manufacture of its products. The Company generally purchases these commodities based upon market prices established with the vendors as part of the purchase process. Recent trends indicate that pricing of these commodities may become more volatile due to the increased price of petroleum and the current threat of war or terrorist activities. Historically, the Company has not used commodity financial instruments to hedge petroleum-based commodity prices. There is a modest correlation, primarily in the Communications segment, between petroleum-based commodity costs and the ultimate selling price of the product. Exposures to most changes in petroleum-based commodity costs remain unprotected.

Currency Rate Management
The Company manufactures and sells its products in a number of countries throughout the world, and, as a result, is exposed to movements in foreign currency exchange rates. The primary purpose of the Company's currency rate management activities is to manage the volatility associated with foreign currency purchases of materials or sales of finished product and other assets and liabilities created in the normal course of business. The Company's currency rate management strategy involves the use of natural techniques, where possible, such as the offsetting or netting of like-currency cash flows. Where natural techniques are not possible, the Company will sometimes use foreign currency derivatives, typically foreign currency forward contracts, with durations of generally 12 months or less.

The Company did not have any foreign currency derivatives outstanding at December 31, 2002 and did not employ foreign currency derivatives during the year then ended.

Management of Investment in International Subsidiaries
The Company generally views as long-term its investments in international subsidiaries with functional currencies other than the United States dollar. As a result, the Company does not generally use derivatives to manage these net investments. In terms of foreign currency translation risk, the Company is exposed primarily to the euro, the British pound, the Hungarian forint, the Canadian dollar and the Australian dollar.

The Company's net foreign currency investment in foreign subsidiaries and affiliates translated into United States dollars using year-end exchange rates was $107.0 million and $111.9 million at December 31, 2002 and 2001, respectively.

Impact of Pending Pronouncements
In June 2002, the Financial Accounting Standards Board (Board) issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 nullifies EITF No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)*. Under EITF No. 94-3, liabilities for costs associated with exit or disposal activities could be recognized at the date of an entity's commitment to an exit plan. The Board concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, under SFAS No. 146, liabilities for costs associated with exit or disposal activities cannot be recognized until incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The Company will apply the new rules of accounting under SFAS No. 146 beginning in the first quarter of 2003.

In October 2002, the Board issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* with disclosure requirements effective immediately. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide three alternative methods of transition to the fair value method of accounting for stock-based employee compensation. The statement requires disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not require entities to record their employee stock-based awards using the fair value method. However, the statement does require disclosures for all entities with stock-based compensation regardless of whether they utilize the fair value method of accounting described in SFAS No. 123. The Company does not plan to utilize the fair value method of accounting, but has applied the new disclosure rules under SFAS No. 148.

Note 3: Share Information

(number of shares in thousands)	Common Stock	Treasury Stock
Balance at December 31, 1999	26,204	(1,826)
Issuance of treasury stock		
Exercise of stock options	-	48
Stock compensation	-	4
Balance at December 31, 2000	26,204	(1,774)
Issuance of treasury stock		
Exercise of stock options	-	80
Stock compensation	-	66
Employee stock purchase plan	-	185
Balance at December 31, 2001	26,204	(1,443)
Issuance of treasury stock		
Exercise of stock options	-	**69**
Stock compensation	-	**89**
401(k) employer contributions	-	**62**
Employee stock purchase plan	-	**132**
Balance at December 31, 2002	**26,204**	**(1,091)**

Note 4: Earnings/(Loss) Per Share

The following table sets forth the computation of basic and diluted earnings/(loss) per share:

Years Ended December 31, (in thousands, except per share amounts)	**2002**	2001	2000
Numerator:			
Income/(loss) before cumulative effect of change in accounting principle	$ (15,893)	$ 31,209	$ 52,843
Net income/(loss)	$ (15,893)	$ 30,958	$ 52,843
Denominator:			
Basic average shares outstanding	24,763	24,499	24,405
Effect of dilutive common stock equivalents	-	267	270
Diluted average shares outstanding	24,763	24,766	24,675
Basic earnings/(loss) per share before cumulative effect of change in accounting principle	$ (.64)	$ 1.27	$ 2.17
Basic earnings/(loss) per share	$ (.64)	$ 1.26	$ 2.17
Diluted earnings/(loss) per share before cumulative effect of change in accounting principle	$ (.64)	$ 1.26	$ 2.14
Diluted earnings/(loss) per share	$ (.64)	$ 1.25	$ 2.14

Due to the Company's net loss in 2002, it did not include any common stock equivalents in the fully diluted computation because they would have been antidilutive. In 2001 and 2000, the Company did not include 1.3 million and 0.9 million respective common stock equivalents in the fully diluted computations because they would have been antidilutive for the periods presented.

Note 5: Accumulated Other Comprehensive Loss

(in thousands)	Foreign Currency Translation Adjustments	Unrealized Gain/(Loss) on Derivative Instruments	Minimum Pension Liability	Accumulated Other Comprehensive Loss
Balance at December 31, 1999	$(13,050)	$ -	$ -	$(13,050)
Current Period Change	(8,883)	-	-	(8,883)
Balance at December 31, 2000	(21,933)	-	-	(21,933)
Current Period Change	(2,541)	(245)	(1,906)	(4,692)
Balance at December 31, 2001	(24,474)	(245)	(1,906)	(26,625)
Current Period Change	**21,357**	**245**	**(12,836)**	**8,766**
Balance at December 31, 2002	**$ (3,117)**	**$ -**	**$(14,742)**	**$(17,859)**

Note 6: Acquisitions

During 2000 through 2002, the Company acquired the entities described below. Each of these acquisitions was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based on their fair market value. Operating results of each acquisition are included in the Company's consolidated operating results since its respective acquisition date.

- On October 31, 2002, the Company purchased certain assets and assumed certain liabilities of the NORCOM wire and cable business in Kingston, Ontario, Canada (NORCOM) from Cable Design Technologies Corporation for cash of $11.3 million. The purchase price is subject to adjustments for asset values as of the closing date, with additional contingency payments up to three years of as much as $6.7 million depending mainly on the Company's achievement of future business levels. No goodwill was recorded with respect to this transaction. On January 9, 2003, the Company announced its decision to close the Kingston facility and relocate production to its other facilities. The Company recorded $13.0 million as preliminary accrued severance and other plant closing costs incident to the purchase in 2002. The Company anticipates making these payments within one year of the acquisition date. NORCOM manufactures and markets metallic cable products primarily for the Canadian and United States communications markets.

- On April 3, 2000, the Company purchased certain assets and assumed certain liabilities of the metallic communications cable operations of Corning Communications Limited in Manchester, United Kingdom (Manchester) for cash of $15.5 million. The Company recorded goodwill of $2.6 million related to the acquisition. Manchester manufactures and markets metallic cable products primarily for the British communications market and is the sole supplier of metallic communications cables to British Telecom.

Note 7: Inventories

December 31, (in thousands)	2002	2001
Raw materials	$ 22,988	$ 25,246
Work-in-process	21,673	17,516
Finished goods	134,375	119,973
Perishable tooling and supplies	4,887	4,319
Gross inventories	183,923	167,054
Excess of current standard costs over LIFO costs	(5,596)	(5,830)
Obsolescence and other reserves	(18,510)	(10,433)
Net inventories	$159,817	$150,791

Note 8: Property, Plant and Equipment

December 31, (in thousands)	2002	2001
Land and land improvements	$ 30,208	$ 28,385
Buildings and leasehold improvements	110,175	121,374
Machinery and equipment	456,113	420,892
Construction in process	17,241	24,838
	613,737	595,489
Accumulated depreciation	(276,541)	(239,637)
	$ 337,196	$ 355,852

Note 9: Impairment of Long-Lived Assets

During the fourth quarter of 2002, the Company formulated a plan to exit the production of certain products such as special wires for deflection coils used in televisions and CRTs; electrical cords for consumer products; galvanized wire for electronics assemblies; and long-line, single-mode fiber optic cable for the communications and CATV markets. In addition, the Company elected to dispose of certain excess and inefficient equipment used in the manufacturing of certain products with communications applications. The Company also decided to dispose of certain real estate and buildings in order to rationalize production capabilities. The Company anticipates disposal of these assets within one year. In accordance with SFAS No. 144, the Company estimated the fair value of the assets based upon anticipated net proceeds from the sale of the equipment, buildings, and real estate and recognized an impairment loss of $32.7 million ($26.3 million net of tax benefit and the tax valuation allowance, or $1.05 per share) based on the difference between the carrying value of the assets and their fair value. This loss is included as an other operating expense on the consolidated income statements. The Electronics and Communications segments recognized impairment losses in the amounts of $17.5 million and $15.2 million, respectively.

Note 10: Accounts Payable and Accrued Liabilities

December 31, (in thousands)	2002	2001
Trade accounts	$ 53,505	$ 43,034
Wages, severance and related taxes	28,329	7,265
Employee benefits	19,655	7,291
Interest	4,895	5,381
Contingent acquisition price	6,700	-
Other (individual items less than 5% of total current liabilities)	11,884	13,845
	$ 124,968	$ 76,816

At December 31, 2002, the Company accrued severance costs associated with announced manufacturing facility closings in Canada, Germany and Australia. The total severance accrued at December 31, 2002 was $19.6 million. Included in the accrual was $11.3 million related to the acquisition of NORCOM that was recorded incident to the purchase. The Company recorded severance costs in the amount of $8.3 million related to the closings in Germany and Australia as operating expense ($5.9 million in cost of sales and $2.4 million in selling, general and administrative expenses) in 2002. Approximately 430 employees will be eligible for severance payments, subject to finalization of negotiations under collective bargaining agreements. The Company anticipates making all severance payments against these accruals within one year. Certain sales, marketing, customer service and distribution activities will continue at each location.

Note 11: Long-Term Debt and Other Borrowing Arrangements

December 31, (in thousands)	2002	2001
Variable-rate bank revolving credit agreement, due 2004	$ -	$ -
Short-term borrowings effective interest rate 2.98% at December 31, 2001	-	34,703
Medium-term notes, face amount of $75,000 due from 2005 through 2009, effective interest rate 6.92%	75,000	75,000
Medium-term notes, face amount of $64,000 due 2004, effective interest rate 7.60%	64,000	64,000
Medium-term notes, face amount of $44,000 due 2006, effective interest rate 7.75%	44,000	44,000
Medium-term notes, face amount of $17,000 due 2009, effective interest rate 8.06%	17,000	17,000
Interest rate swaps fair value	3,242	-
	$203,242	$234,703

Medium-Term Notes

In 1999, the Company completed a private placement of $64.0, $44.0 and $17.0 million of unsecured medium-term notes. The agreement for the notes contains various customary affirmative and negative covenants and other provisions, including restrictions on the incurrence of debt, maintenance of maximum leverage ratio and minimum net worth.

In 1997, the Company completed a private placement of $75.0 million of unsecured medium-term notes. The notes bear interest at 6.92% and mature 12 years from closing with an average life of 10 years. The agreement for the notes contains various customary affirmative and negative covenants and other provisions, including restrictions on the incurrence of debt, maintenance of maximum leverage ratio and minimum net worth.

Payments due on medium-term notes during each of the five years subsequent to December 31, 2002 are as follows:

(in thousands)	
2003	$ -
2004	64,000
2005	15,000
2006	59,000
2007	15,000
Thereafter	47,000
	$200,000

Credit Agreement

The Company entered into a new credit agreement with a group of 7 banks in June 2001 (as amended from time to time, the New Credit Agreement). The New Credit Agreement originally provided for an aggregate $150.0 million unsecured, variable-rate and revolving credit facility expiring in June 2004. The banks party to the New Credit Agreement can advance loans to the Company based on their respective commitments (syndicated loans). Syndicated loans accrue interest at the option of the Company at LIBOR plus 0.60% to 1.25%, or the higher of the prime rate or the federal funds rate plus 0.50%. The lead bank party to the New Credit Agreement can also advance loans to the Company up to an aggregate outstanding principal amount not exceeding $15 million (swing loans). Swing loans accrue interest at the higher of the prime rate or the federal funds rate plus 0.50%. A facility fee of 0.15% to 0.50% per annum is charged on the aggregate credit. The facility includes certain covenants, including maintenance of a maximum leverage ratio, maintenance of a minimum interest coverage ratio and maintenance of a minimum amount of consolidated tangible net worth. The New Credit Agreement replaced the $200.0 million credit agreement dated November 1996 between the Company and a group of 7 banks that would have expired in November 2001 (Old Credit Agreement). The Company cancelled the Old Credit Agreement in June 2001.

The Company entered into an amendment of the New Credit Agreement during the fourth quarter of 2002 that changed the leverage covenant from a debt-to-total capitalization test to a debt-to-earnings before interest, taxes, depreciation, and amortization (EBITDA) test, changed the interest coverage covenant from an earnings before interest and taxes-to-interest test to an EBITDA-to-interest test, and reduced the maximum amount available under the New Credit Agreement from $150.0 million to $100.0 million. The Company's performance for the year ended December 31, 2002 met the amended leverage and interest coverage covenants. At December 31, 2002, the Company had $39.1 million in borrowing capacity available under the Credit Agreement.

Short-Term Borrowings
The short-term borrowings at December 31, 2001, relate to unsecured, uncommitted arrangements with 8 banks under which the Company may borrow up to $104.5 million at prevailing interest rates. At December 31, 2001, these borrowings were reclassified to long-term debt, reflecting the Company's intention and ability to refinance the amounts during the next year on a long-term basis. At December 31, 2002, the Company had unsecured, uncommitted arrangements with 6 banks under which it may borrow up to $38.2 million at prevailing interest rates. At December 31, 2002, there were no outstanding borrowings under these arrangements.

Interest Rate Management
The Company manages its debt portfolio by using interest rate swap agreements to achieve an overall desired position of fixed and floating rates. As of December 31, 2002, the Company was party to interest rate swap agreements relating to 7.60% medium-term notes that mature in 2004. The swaps convert a notional amount of $64.0 million from fixed rates to floating rates and mature in 2004. These arrangements have been designated and qualify as fair value hedges of the associated medium-term notes in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.*

Based on current interest rates for similar transactions, the fair value of the Company's interest rate swap agreements at December 31, 2002 was $3.2 million.

Credit and market risk exposures on these agreements are limited to the net interest differentials. Net interest differentials earned from the interest rate swaps of $1.1 million pretax, or $0.03 per diluted share, were recorded as reductions to interest expense for the year ended December 31, 2002. Net interest differentials earned from the interest rate swaps reduced the Company's average interest rate on long-term debt by 0.47 percentage points for the year ended December 31, 2002. The Company is exposed to credit loss in the event of nonperformance by counterparties on the agreements, but does not anticipate nonperformance by any of the counterparties.

Note 12: Income Taxes
The net tax benefit of $3.9 million for the year ended December 31, 2002 resulted from a net loss before taxes and cumulative effect of change in accounting principle (CECAP) of $19.8 million. The Company's effective tax rate before asset impairment, severance and inventory obsolescence charges (Charges) was 32.0%. This rate was adjusted to 19.6% because of valuation allowances recorded against the foreign net operating loss carryforwards and deferred tax assets resulting from the Charges. Earnings from foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Upon distribution of foreign subsidiary earnings the Company may be subject to U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

The Company is party to a Tax Sharing and Separation Agreement (Tax Agreement) with its former owner, Cooper Industries, Inc. (Cooper). The Tax Agreement requires the Company to pay Cooper most of the tax benefits resulting from basis adjustments arising from the Company's initial public offering on October 6, 1993. The effect of the Tax Agreement is to put the Company in the same financial position it would have been in had there been no increase in the tax basis of the Company's assets (except for a retained 10% benefit). The retained 10% benefit reduced income tax expense for the years ended December 31, 2002, 2001 and 2000 by $1.2 million each year. Included in 2001 and 2000 taxes paid are $10.2 million and $8.7 million, respectively, paid to Cooper in accordance with the Tax Agreement. There were no payments to Cooper in 2002.

Years Ended December 31, (in thousands)	2002	2001	2000
Income/(loss) before taxes and CECAP:			
United States operations	$ 3,911	$31,546	$ 70,001
Foreign operations	(23,689)	11,325	13,877
	$(19,778)	$42,871	$ 83,878
Income tax expense/(benefit):			
Currently payable/(receivable):			
United States federal	$ (729)	$ 253	$ 17,600
United States state and local	489	(33)	3,596
Foreign	(1,715)	1,798	3,120
	(1,955)	2,018	24,316
Deferred:			
United States federal	(491)	7,333	4,688
United States state and local	(667)	1,132	294
Foreign	(772)	1,179	1,737
	(1,930)	9,644	6,719
Total income tax expense/(benefit)	$ (3,885)	$11,662	$ 31,035

Years Ended December 31,	2002	2001	2000
Effective income tax rate reconciliation:			
United States federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes	.9	2.6	2.8
Foreign income tax rate differences and other	(16.3)	(5.1)	(0.8)
Favorable resolution of prior-period income tax contingency	-	(5.3)	-
Effective income tax rate	19.6%	27.2%	37.0%

December 31, (in thousands)	2002	2001
Components of deferred income tax balances:		
Deferred income tax liabilities, net:		
Plant, equipment and intangibles	$(86,687)	$(80,070)
	(86,687)	(80,070)
Deferred income tax assets:		
Postretirement benefits	14,246	10,456
Reserves and accruals	17,416	7,078
Plant and equipment impairment	3,756	-
Net operating loss carryforwards	1,701	-
Valuation allowances	(6,805)	-
	30,314	17,534
Net deferred income tax liability	$(56,373)	$(62,536)

December 31,			2002			2001
(in thousands)	Current	Noncurrent	Total	Current	Noncurrent	Total
Deferred income tax assets	$ 15,097	$ 15,217	$ 30,314	$ 7,078	$ 10,456	$ 17,534
Deferred income tax liabilities	-	(86,687)	(86,687)	-	(80,070)	(80,070)
	$ 15,097	$ (71,470)	$ (56,373)	$ 7,078	$ (69,614)	$ (62,536)

Deferred income taxes have been established for differences in the basis of assets and liabilities for financial statement and tax reporting purposes as adjusted for the Tax Agreement with Cooper.

Note 13: Retirement Plans

Substantially all employees are covered by defined benefit or defined contribution pension plans maintained by the Company. Annual contributions to retirement plans equal or exceed the minimum funding requirements of applicable local regulations. The assets of the pension plans are maintained in various trusts and invested primarily in equity and fixed income securities and money market funds.

Benefits provided to employees under defined contribution plans include cash contributions by the Company based on either hours worked by the employee or a percentage of the employee's compensation and in certain plans a partial matching of employees' salary deferrals with Company common stock. Defined contribution expense for the years ended December 31, 2002, 2001 and 2000 was $4.9 million, $5.7 million and $6.2 million, respectively.

The Company sponsors an unfunded postretirement benefit plan (medical and life insurance benefits) for employees who retired prior to 1989 (as well as certain other employees who were near retirement and elected to receive certain benefits). The net actuarial gain/(loss) in excess of a 10% corridor, the prior service cost and the transition asset or obligation are being amortized over the average remaining service period of active participants on a straight-line basis.

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over years ended December 31, 2002 and 2001, and a statement of the funded status as of December 31, 2002 and 2001:

	Pension Benefits		Other Benefits	
Years Ended December 31,	2002	2001	2002	2001
(in thousands)				
Change in benefit obligation:				
Benefit obligation, beginning of year	$(140,519)	$(133,418)	$(18,215)	$(18,133)
Service cost	(6,670)	(5,942)	(32)	(31)
Interest cost	(9,998)	(8,815)	(1,215)	(1,300)
Plan participants' contributions	(788)	(481)	(74)	(64)
Amendments	12	-	-	874
Actuarial gain/(loss) and other	(4,138)	3,216	(65)	(815)
Assumption changes	(1,153)	(3,511)	(50)	(583)
Plan change	-	7	-	-
Foreign currency exchange rate changes	(9,307)	2,442	-	-
Benefits paid	5,461	5,983	1,843	1,837
Benefit obligation, end of year	$(167,100)	$(140,519)	$(17,808)	$(18,215)
Change in plan assets:				
Fair value of plan assets, beginning of year	$122,797	$136,450	$ -	$ -
Actual return on plan assets	(18,975)	(8,555)	-	-
Employer contributions	8,046	2,476	1,769	1,773
Plan participant contributions	788	481	74	64
Foreign currency exchange rate changes	7,504	(2,072)	-	-
Benefits paid	(5,293)	(5,983)	(1,843)	(1,837)
Fair value of plan assets, end of year	$114,867	$122,797	$ -	$ -
Funded status:				
Funded status	$(52,233)	$(17,722)	$(17,808)	$(18,215)
Unrecognized net actuarial (gain)/loss	43,189	6,463	7,908	8,173
Unrecognized prior service cost	(222)	(249)	(832)	(1,538)
Accrued benefit cost	$ (9,266)	$(11,508)	$(10,732)	$(11,580)
Amounts recognized in the balance sheets				
Prepaid benefit cost	$ 5,828	$ 2,916	$ -	$ -
Accrued benefit liability	(39,302)	(17,548)	(10,732)	(11,580)
Noncurrent deferred taxes	9,466	1,218	-	-
Additional minimum pension liability	14,742	1,906	-	-
Net amount recognized	$ (9,266)	$ (11,508)	$(10,732)	$(11,580)

The pension plans had projected benefit obligations in excess of plan assets. The net unfunded status of these plans was $52.2 million and $17.7 million at December 31, 2002 and 2001, respectively. The table below shows the components of the net unfunded status of these plans:

	Pension Benefits		Other Benefits	
December 31,	2002	2001	2002	2001
(in thousands)				
Funded status of plans with projected benefit				
Benefit obligation, end of year	$(167,100)	$(140,519)	N/A	N/A
Fair value of plan assets, end of year	114,867	122,797	N/A	N/A
Net unfunded status	$(52,233)	$ (17,722)	N/A	N/A

Certain plans also had accumulated benefit obligations in excess of plan assets of $29.1 million and $6.3 million at December 31, 2002 and 2001, respectively. A minimum pension liability adjustment is required when the actuarial present value of accumulated benefits exceeds the fair value of plan assets and accrued pension liabilities. As of December 31, 2002, the Company recorded a minimum pension liability of $24.4 million with offsets to noncurrent deferred taxes, other comprehensive income, and long-lived assets in the amounts of $9.5 million, $14.8 million, and $0.1 million, respectively.

	Pension Benefits		**Other Benefits**	
December 31,	**2002**	2001	**2002**	2001
(in thousands)				
Weighted-average assumptions:				
Discount rate	**6.5%**	6.9%	**7.0%**	7.0%
Expected return of plan assets	**8.6%**	8.8%	**N/A**	N/A
Rate of compensation increase	**4.4%**	4.4%	N/A	N/A

For measurement purposes, a 9.5% gross health care trend rate was used for benefits to be claimed in 2003. Trend rates were to decrease gradually to 5.5% in 2010 and remain at this level beyond.

The change in benefit obligation for pension and other benefits attributable to assumption changes for 2002 stems primarily from a decrease in the discount rates used in the computation of such benefits, partially offset by a decrease in the interest credit rate for the United States pension plan.

The change in benefit obligation for pension and other benefits attributable to assumptions changes for 2001 stems from a decrease in the discount rate used in the computation of such benefits for the United States pension plan.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage-point change in the assumed health care cost trend rates would have the following effects on 2002 expense and year-end liabilities:

(in thousands)	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 70	$ (63)
Effect on postretirement benefit obligation	$ 1,102	$ (995)

The following table provides the components of net periodic benefit costs for the plans for the years ended December 31, 2002, 2001 and 2000:

	Pension Benefits			**Other Benefits**		
Years Ended December 31,	**2002**	2001	2000	**2002**	2001	2000
(in thousands)						
Components of net periodic benefit cost:						
Service cost	**$ 6,670**	$ 5,942	$ 5,076	**$ 32**	$ 31	$ 29
Interest cost	**9,998**	8,815	8,726	**1,215**	1,300	1,125
Expected return on plan assets	**(12,681)**	(12,437)	(12,273)	**-**	-	-
Amortization of prior service cost	**(40)**	(30)	(30)	**(706)**	(706)	(619)
Net (gain)/loss recognition	**61**	(937)	(1,062)	**516**	482	209
Net periodic benefit cost	**$ 4,008**	$ 1,353	$ 437	**$1,057**	$1,107	$ 744

Note 14: Stock Compensation Plans

The Company has two stock compensation plans—the Long-term Incentive Plan (Incentive Plan) and the Employee Stock Purchase Plan (Stock Purchase Plan).

Incentive Plan

Under the Incentive Plan, certain employees of the Company are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants and performance shares. Under the Incentive Plan, 3.8 million shares of Company common stock were originally reserved for issuance.

Options to purchase stock are granted at not less than fair market value, become exercisable in equal amounts on each of the first 3 anniversaries of the grant date and expire 10 years from the grant date. As of December 31, 2002, options to purchase approximately 2.0 million shares of Company common stock were outstanding and vested.

The following table summarizes the Company's stock option activity and related information for the years ended December 31, 2002, 2001, and 2000:

Years Ended December 31,		2002		2001		2000
(in thousands, except weighted average exercise price)	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	2,556	$26.33	2,243	$26.56	1,756	$27.60
Granted	341	21.06	442	28.10	622	21.89
Exercised	(73)	17.51	(80)	17.66	(49)	18.03
Canceled	(83)	27.69	(49)	26.29	(86)	24.52
Outstanding at end of year	2,741	$26.08	2,556	$26.33	2,243	$26.34
Exercisable at end of year	1,967	$27.27	1,636	$28.14	1,089	$29.18

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

(in thousands, except weighted average amounts)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$16 to 21	873	7.0 years	$19.12	578	$18.24
21 to 27	1,042	7.4 years	23.64	563	22.99
27 to 32	251	3.1 years	30.67	251	30.67
32 to 37	64	4.2 years	35.19	64	35.19
37 to 42	511	5.0 years	39.55	511	39.55
$16 to 42	2,741	6.4 years	$26.08	1,967	$27.27

The Company issued 5,000, 97,000, and 66,000 restricted stock awards to a number of its key employees in May 2002, February 2002, and February 2001, respectively. Participants receive a stated amount of the Company's common stock provided they remain employed with the Company for three years from the grant date.

The following tables summarize the Company's restricted stock award activity and related information for the years ended December 31, 2002 and 2001:

Shares and Accumulated Dividends

Years Ended December 31,	2002		2001	
(in thousands)	Shares	Accumulated Dividends	Shares	Accumulated Dividends
Outstanding at beginning of period	66	$ 13	-	$ -
Granted	102	5	66	3
Issued	-	27	-	10
Forfeited	(13)	(2)	-	-
Outstanding at end of period	155	$ 43	66	$ 13

Compensation

Years Ended December 31,	2002		2001	
(in thousands)	Unearned Deferred Compensation	Compensation Expense	Unearned Deferred Compensation	Compensation Expense
Balance at beginning of period	$ 1,233	$ -	$ -	$ -
Restricted stock awarded	2,142	-	1,741	-
Restricted stock forfeited	(221)	(89)	-	-
Amortization—2001 awards	(555)	555	(508)	508
Amortization—2002 awards	(585)	585	-	-
Balance at end of period	$ 2,014	$ 1,051	$ 1,233	$ 508

At December 31, 2002, 317,810 shares of Company common stock were available for future awards under the Incentive Plan.

Stock Purchase Plan

Under the Stock Purchase Plan, all full-time employees and part-time employees who work 20 or more hours per week in Canada, Germany, the Netherlands and the United States receive the right to purchase a specified amount of common stock at the lesser of 85% of the fair market value on the offering date or 85% of the fair market value on the exercise date. Under the Stock Purchase Plan, 1.3 million shares of common stock were originally reserved for issuance.

With respect to the 1999 offering of the Stock Purchase Plan, on December 7, 2001 the Company sold 182,199 shares to 754 employees at $17.32 per share using existing treasury shares. With respect to the 2001 offering, on December 6, 2002 the Company sold 131,169 shares to 752 employees at $13.46 using existing treasury shares. With respect to the 2002 offering, at December 31, 2002, 1,115 participating employees had rights to acquire up to 193,671 shares of common stock at the lesser of $11.74 per share or 85% of the market price on the exercise date of December 5, 2003. At December 31, 2002, 395 thousand shares of Company common stock were available for future awards under the Stock Purchase Plan.

Note 15: Stockholder Rights Plan

Under the Company's Stockholder Rights Plan, each share of common stock generally has "attached" to it one preferred share purchase right. Each right, when exercisable, entitles the holder to purchase 1/100th of a share of the Company's Series A Junior Participating Preferred Stock at a purchase price of $100. Each 1/100th of a share of Series A Junior Participating Preferred Stock will be substantially equivalent to one share of common stock and will be entitled to one vote, voting together with the shares of common stock. The rights will become exercisable only if, without the prior approval of the Board of Directors, a person or group of persons acquires or announces the intention to acquire 15% or more of the common stock. If the Company is acquired through a merger or other business combination transaction, each right will entitle the holder to purchase $200 worth of the surviving company's common stock for $100 (subject to adjustment). In addition, if a person or group of persons acquires 15% or more of the common stock, each right not owned by the 15% or greater shareholder would permit the holder to purchase $200 worth of common stock for $100 (subject to adjustment). The rights are redeemable, at the option of the Company, at $.01 per right at any time until ten business days after a person or group of persons acquires 15% or more of the common stock. The rights expire on July 18, 2005.

Note 16: Unconditional Purchase Obligations

At December 31, 2002, the Company was not a party to any foreign currency exchange contracts. At December 31, 2002, the Company was committed to purchase approximately 11.0 million pounds of copper at an aggregate cost of $7.9 million. At December 31, 2002, there were unrealized losses of $0.2 million on these commitments. The commitments mature as follows:

(in millions)	
Quarter 1, 2003	$5.8
Quarter 2, 2003	2.1
Quarter 3, 2003	-
Quarter 4, 2003	-
Thereafter	-

Note 17: Operating Leases

Operating lease expense incurred primarily for office space and machinery and equipment was $5.3 million, $4.5 million and $4.4 million in 2002, 2001 and 2000, respectively.

Minimum annual lease payments for noncancelable operating leases in effect at December 31, 2002 are as follows:

(in thousands)	
2003	$4,227
2004	2,921
2005	1,754
2006	833
2007	469
Thereafter	259
	$10,463

Note 18: Minimum Requirements Contracts

The Company has a contractual ("take-or-pay") agreement with a Communications segment customer that requires the customer to purchase minimum quantities of product from the Company or pay the Company compensation according to contractual terms through 2002.

- During 2002, the customer did not make the minimum required purchases and the Company was entitled to receive compensation according to the terms of the agreement. As a result, the Company recorded $8.1 million in other operating earnings that represented $9.5 million in "take-or-pay" compensation net of a $1.4 million charge to write off inventory reserved for the customer. This $9.5 million receivable as of December 31, 2002 was paid in January 2003.
- During 2001, the customer did not make the minimum required purchases and the Company was entitled to receive compensation according to the terms of the agreement. As a result, the Company recorded $8.3 million in other operating earnings as "take-or-pay" compensation. This $8.3 million receivable as of December 31, 2001 was paid in February 2002.
- This contract terminated on December 31, 2002.

The Company has a second contractual ("sales incentive") agreement with the same Communications segment customer that requires the customer to purchase quantities of product from the Company generating at a minimum $3.0 million in gross profit per annum or pay the Company compensation according to contractual terms through 2005.

- During 2002, the customer did not make the minimum required purchases and the Company was entitled to receive compensation according to the terms of the agreement. As a result, the Company recorded $3.0 million in other operating earnings as "sales incentive" compensation. This $3.0 million receivable as of December 31, 2002 was paid in January 2003.
- In February 2002, the customer prepaid $1.5 million of "sales incentive" compensation as required by the agreement. The Company recorded the $1.5 million received as deferred revenue in the financial statements.

Note 19: Major Customers, Concentrations of Credit and Fair Value of Financial Instruments

Major Customers

The following table presents revenues generated from sales to the Company's two major customers for the years ended December 31, 2002, 2001 and 2000.

Years ended December 31,	**2002**		2001		2000	
(in thousands, except % data)	**Amount**[(1)]	**Percent of Total Revenues**	Amount	Percent of Total Revenues	Amount	Percent of Total Revenues
Customer 1	**$ 133,110**	**16%**	$ 107,312	11%	$ 163,564	14%
Customer 2	**93,505**	**11%**	162,588	17%	142,401	12%

(1) The Electronics segment earned 93% of the 2002 revenues generated from the sale of products to Customer 1. The Communications segment earned the remaining 7% of 2002 revenues generated from the sale of products to this customer. The Communications segment earned 100% of the 2002 revenues generated from the sale of products to Customer 2.

Concentrations of Credit

The Company sells its products to many customers in several markets across multiple geographic areas. The ten largest customers, primarily the larger distributors and communications companies, constitute in aggregate approximately 55% of revenues in both 2002 and 2001.

During 2002, the Company recorded total bad debt expense of $2.1 million. During 2001, the Company recorded total bad debt expense of $8.9 million. Included in this amount was $8.4 million related to a single financially troubled VAR that purchased Communications segment products. During 2000, the Company recorded total bad debt expense of $5.9 million. Included in this amount was $5.1 million related to a single failed North American distributor of Electronics segment products.

In December 2002, the Company recorded a $12.5 million receivable related to "take-or-pay" and "sales incentive" compensation due from a major private-label customer. This receivable was outstanding at December 31, 2002; however, it was paid in January 2003. In December 2001, the Company recorded an $8.3 million receivable related to "take-or-pay" compensation due from a major private-label customer. This receivable was outstanding at December 31, 2001; however, it was paid in February 2002.

The following table reflects those receivables that represented the only significant concentrations of credit to which the Company was exposed at December 31, 2002 and 2001. Historically, these customers generally pay all outstanding receivables within thirty to sixty days of invoice receipt.

December 31,		2002		2001
(in thousands, except % data)	Amount	Percent of Net Receivables	Amount	Percent of Net Receivables
Customer 1	$ 12,412	11%	$ 11,314	11%
Customer 2	6,147	6%	13,032	12%
Total	$ 18,559	17%	$ 24,346	23%

At December 31, 2002, the Company had receivables in the amount of $4.2 million outstanding from a value-added reseller that purchases Communications segment products on an ongoing basis. Historically, this customer generally pays all outstanding receivables within thirty to sixty days of invoice receipt.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments and interest rate swap agreements. At December 31, 2002 and 2001, the book values of cash and cash equivalents, trade receivables, trade payables and interest rate swap agreements are considered representative of their respective fair values. The book value of the Company's debt instruments at December 31, 2002 was $203.2 million. The fair value of the debt instruments at December 31, 2002 was approximately $214.6 million estimated on a discounted cash flow basis using current obtainable rates for similar financing.

Note 20: Contingent Liabilities

Various claims are asserted against the Company in the ordinary course of business including those pertaining to income tax examinations and product liability, customer, vendor and patent matters. Based on facts currently available, management believes that the disposition of the claims that are pending or asserted will not have a materially adverse effect on the financial position of the Company.

Note 21: Industry Segments and Geographic Information

The Company conducts its operations through two business segments—the Electronics segment and the Communications segment. The Electronics segment designs, manufactures and markets metallic and fiber optic wire and cable products with industrial, networking, entertainment/OEM and communications applications. These products are sold primarily through distributors. The Communications segment designs, manufactures and markets metallic cable products primarily with communications and networking applications. These products are sold chiefly to Local Exchange Carriers (LECs) either directly or through value-added resellers designated by the LECs.

The Company evaluates segment performance and allocates resources based on operating earnings before interest and income taxes. Operating earnings of the two principal segments include all the ongoing costs of operations. Allocations to or from these business segments are not significant. With the exception of certain unallocated tax assets, substantially all the business assets are utilized by the business segments.

Amounts reflected in the column entitled "Other" in the tables below represent corporate headquarters operating, treasury and income tax expenses and the elimination of intersegment revenues and cost of sales.

Business Segment Information

Year Ended December 31, 2002	Electronics	Communications	Other	Consolidated
(in thousands)				
Revenues to third parties	$567,126	$246,222	$ -	$813,348
Intersegment revenues	9,937	1,849	(11,786)	-
Depreciation & amortization	25,847	13,538	266	39,651
Operating earnings/(loss)	11,315	(6,857)	(10,506)	(6,048)
Interest expense	-	-	13,730	13,730
Income/(loss) before taxes and CECAP	11,315	(6,857)	(24,236)	(19,778)
Identifiable assets	410,997	309,353	23,189	743,539
Acquisition of property, plant & equipment	18,584	22,595[(1)]	7	41,186

[(1)] Includes $8,356 for acquired property, plant & equipment related to the NORCOM acquisition.

Year Ended December 31, 2001	Electronics	Communications	Other	Consolidated
(in thousands)				
Revenues to third parties	$635,630	$332,739	$ -	$968,369
Intersegment revenues	7,848	12,279	(20,127)	-
Depreciation & amortization	27,142	12,884	266	40,292
Operating earnings/(loss)	61,925	6,283	(7,952)	60,256
Interest expense	-	-	18,585	18,585
Income/(loss) before taxes and CECAP	63,125	6,283	(26,537)	42,871
Identifiable assets	422,355	285,718	14,617	722,690
Acquisition of property, plant & equipment	19,902	17,168	2	37,072

Year Ended December 31, 2000	Electronics	Communications	Other	Consolidated
(in thousands)				
Revenues to third parties	$808,337	$360,918	$ -	$1,169,255
Intersegment revenues	6,508	28,488	(34,996)	-
Depreciation & amortization	26,099	11,190	246	37,535
Operating earnings/(loss)	97,410	16,683	(10,108)	103,985
Interest expense	-	-	20,107	20,107
Income/(loss) before taxes and CECAP	97,410	16,683	(30,215)	83,878
Identifiable assets	481,012	304,805	9,951	795,768
Acquisition of property, plant & equipment	27,706	24,024[(1)]	319	52,049

(1) Includes $17,919 for acquired property, plant & equipment related to the Manchester acquisition.

Geographic Information

The following table identifies revenues by country based on the location of the customer and long-lived assets by country based on physical location.

Years Ended December 31,			2002			2001			2000
Country & Region	Revenues	Percent of Revenue	Long-Lived Assets	Revenues	Percent of Revenue	Long-Lived Assets	Revenues	Percent of Revenue	Long-Lived Assets
(in thousands)									
United States	$512,420	63%	$314,573	$642,464	66%	$329,004	$ 800,717	68%	$330,922
Europe	174,048	21%	91,599	204,342	21%	87,314	231,325	20%	85,769
Rest of World	126,880	16%	23,618	121,563	13%	22,842	137,213	12%	24,504
Total	$813,348	100%	$429,790	$968,369	100%	$439,160	$1,169,255	100%	$441,195

Note 22: Quarterly Operating Results (unaudited)

2002 (by quarter)	1	2	3	4
(in thousands, except per share amounts)				
Revenues	$207,075	$207,689	$199,514	$199,070
Gross profit	32,473	36,545	33,969	20,025
Operating earnings/(loss)	5,581	10,383	7,257	(29,269)
Net income/(loss)	1,169	4,696	2,762	(24,520)
Basic earnings per share	$ .05	$ .19	$ .11	$ (.99)
Diluted earnings per share	$ .05	$ .19	$ .11	$ (.99)

2001 (by quarter)	1	2	3	4
(in thousands, except per share amounts)				
Revenues	$259,482	$254,209	$243,436	$211,242
Gross profit	49,309	47,234	42,067	30,296
Operating earnings	21,086	19,584	6,204	13,382
Net income	11,215	9,595	3,761	6,387
Basic earnings per share	$ 0.46	$ 0.39	$ 0.15	$ 0.26
Diluted earnings per share	$ 0.45	$ 0.39	$ 0.15	$ 0.26

Note 23: Business Divestitures

In February 2001, the Company completed the sale of its 70% ownership interest in MCTEC B.V. of Venlo, Netherlands (MCTEC) to STS Biopolymers Inc. The Company received cash proceeds of approximately $1.4 million and recorded a gain as a result of the transaction of approximately $1.2 million before tax or $0.8 million ($.03 per share—diluted) after tax. Operating earnings for MCTEC were $0.3 million for 2000.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information regarding directors is incorporated herein by reference to "Proposal No. 1, Election of Directors," as described in the Proxy Statement. Information regarding executive officers is set forth in Part I herein under the heading "Executive Officers."

Item 11. Executive Compensation

Incorporated herein by reference to "Director Compensation," "Executive Compensation" and "Stock Performance Graph," as described in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Incorporated herein by reference to "Equity Compensation Plan Information," "Stock Ownership of Certain Beneficial Owners and Management," "Beneficial Ownership Table of Directors, Nominees and Executive Officers" and "Beneficial Ownership Table of Shareholders Owning more than Five Percent," as described in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions

None.

Item 14. Controls and Procedures

Within the 90 days prior to the date of this Report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company's periodic SEC filings relating to the Company (including its consolidated subsidiaries).

There were no significant changes in the Company's disclosure controls and procedures or in other factors that could significantly affect these disclosure controls and procedures subsequent to the date of the most recent evaluation.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Documents filed as part of this Report:

1. Financial Statements

   Report of Independent Auditors
   Consolidated Balance Sheets as of December 31, 2002
   and December 31, 2001
   Consolidated Income Statements for Each of the Three Years
   in the Period Ended December 31, 2002
   Consolidated Cash Flow Statements for Each of the Three Years
   in the Period Ended December 31, 2002
   Consolidated Stockholders' Equity Statements for Each of the
   Three Years in the Period Ended December 31, 2002
   Notes to Consolidated Financial Statements

2. Financial Statement Schedules

   II – Valuation and Qualifying Accounts

   All other financial statement schedules not included in this Annual Report on Form 10-K have been omitted because they are not applicable.

3. Exhibits The following exhibits are filed herewith or incorporated herein by reference. Documents indicated by an asterisk (*) are filed herewith; documents indicated by a double asterisk identify each management contract or compensatory plan. Documents not indicated by an asterisk are incorporated herein by reference to the document indicated. References to (i) the "Registration Statement" are to the Belden Inc. Registration Statement on Form S-1, File Number 33-66830, (ii) the "Form 10-Q" are to the Belden Inc. Quarterly Report on Form 10-Q for the Quarter ended September 30, 1993, File Number 1-12280, (iii) the "Form 8-A" are to the Belden Inc. Registration Statement on Form 8-A filed with the Commission and effective on July 25, 1995, (iv) the "Form 10-K 1995" are to the Belden Inc. Report on Form 10-K for 1995, File Number 1-12280, (v) the "Form S-8" are to the Belden Inc. Registration Statement on Form S-8, filed in connection with the Belden Inc. Non-Employee Director Stock Plan, File Number 333-11071, (vi) the "Form 10-K 1997" are to the Belden Inc. Report on Form 10-K for 1997, File Number 1-12280, (vii) the "Form 10-Q, First Quarter, 1998" are to the Belden Inc. Quarterly Report on Form 10-Q for the Quarter ended March 31, 1998, File Number 1-12280, (viii) the "Form 10-K 1999" are to the Belden Inc. Report on Form 10-K for 1999, File Number 1-12280, (ix) the "Form 10-Q, First Quarter, 2000" are to the Belden Inc. Quarterly Report on Form 10-Q for the Quarter ended March 31, 2000, File Number 1-12280, (x) the "Form 10-Q, Second Quarter, 2000" are to the Belden Inc. Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000, File Number 1-12280, (xi) the "Form 10-Q, Third Quarter, 2000" are to the Belden Inc. Quarterly Report on Form 10-Q for the Quarter ended September 30, 2000, File Number 1-12280, (xii) the "Form 8-K, July 1999" are to the Belden Inc. Report on Form 8-K, filed with the Commission on July 12, 1999, (xiii) the "2000 Form S-8" are to the Belden Inc. Registration Statement on Form S-8, filed in connection with the Belden Inc. Long-

Term Incentive Plan, File Number 333-51088, (xiv) the "Form 10-Q, Second Quarter, 2001" are to the Belden Inc. Quarterly Report on Form 10-Q for the Quarter ended June 30, 2001, File Number 1-12280, (xv) the "Form 10-Q, Third Quarter, 2001" are to the Belden Inc. Quarterly Report on Form 10-Q for the Quarter ended September 30, 2001, File Number 1-12280, (xvi) the "Amendment to Form S-8" are to the Belden Inc. Post-Effective Amendment No. 2 of Registration Statement on Form S-8, filed in connection with the Belden Inc. Employee Stock Purchase Plan, as amended and restated as of August 15, 2001, File Number 033-66830, (xvii) the "2001 Form S-8" are to the Belden Inc. Registration Statement on Form S-8, filed in connection with the Belden U.K. Employee Share Ownership Plan, File Number 333-75350, (xviii) the "Form 10-K 2001" are to the Belden Inc. Report on Form 10-K for 2001, File Number 1-12280, (xix) the "Form 10-Q, First Quarter, 2002" are to the Belden Inc. Quarterly Report on Form 10-Q for the Quarter ended March 31, 2002, File Number 1-12280, and (xx) the "Form 8-K, December 2002" are to the Belden Inc. Report on Form 8-K, filed with the Commission on December 23, 2002.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated May 21, 1999, among Belden Inc., Ashes Merger Corp., Cable Systems Holding Company, Cable Systems Holding, LLC, Citicorp Venture Capital, Ltd. and the other Ultimate Owners (Exhibit 2 to Form 8-K, July 1999)
3.1	Certificate of Incorporation of the Company (Exhibit 3.1 to Registration Statement)
3.2	Bylaws of the Company (Exhibit 3.2 to Registration Statement)
4.1	Specimen Common Stock Certificate (Exhibit 4.1 to Form 10-K 1995)
4.2	Amendment to Specimen Common Stock Certificate (Exhibit 4.2 to Form 10-K 1997)
4.3	Rights Agreement, dated as of July 6, 1995, between Belden Inc. and First Chicago Trust Company of New York, as Rights Agent; Mellon Investor Services LLC has superseded First Chicago Trust Company of New York as Rights Agent (Exhibit 1 to Form 8-A)
4.4	Note Purchase Agreement, dated as of August 1, 1997, providing for up to $200,000,000 aggregate principal amount of Senior Notes issuable in series, with an initial series of Senior Notes in the aggregate principal amount of $75,000,000, between Belden Inc. as issuer and, as purchasers, Aid Association for Lutherans; Mutual of Omaha Insurance Company; United of Omaha Life Insurance Company; Nationwide Mutual Insurance Company; State Farm Life Insurance Company; Principal Mutual Life Insurance Company; Nippon Life Insurance Company of America; and Cudd and Company (Exhibit 4.4 to Form 10-K 1997)
4.5	First Amendment to Note Purchase Agreement listed above as Exhibit 4.4, dated as of September 1, 1999 (Exhibit 4.5 to Form 10-K 1999)
4.6	Amended and Restated Series 1997-A Guaranty of Belden Wire & Cable Company and Cable Systems International Inc. (now Belden Communications Company) dated as of September 1, 1999, pertaining to the First Amendment to Note Purchase Agreement listed above as Exhibit 4.5 (Exhibit 4.6 to Form 10-K 1999)
4.7	Note Purchase Agreement, dated as of September 1, 1999, providing for $125,000,000 aggregate principal amount of Senior Notes issuable in series, with three series of Senior Notes in the principal amounts of $64,000,000, $44,000,000, and $17,000,000, respectively, between Belden Inc. as issuer and, as purchasers, Principal Life Insurance Company, Commercial Union Life Insurance Company of America, State Farm Life Insurance Company, State Farm Life and Accident Assurance Company, Allstate Life

Insurance Company, The Travelers Insurance Company, Primerica Life Insurance Company, First Trenton Indemnity Company, United of Omaha Life Insurance Company, American United Life Insurance Company, The State Life Insurance Company, Salkeld and Company, CIG and Company, Ameritas Variable Life Insurance Company, Ameritas Life Insurance Corporation, The Canada Life Assurance Company, Canada Life Insurance Company of America, Canada Life Insurance Company of New York, Modern Woodmen of America, Woodmen Accident and Life Company, Swanbird and Company and Clarica Life Insurance Company (Exhibit 4.7 to Form 10-K 1999)

4.8 Guaranty of Belden Wire & Cable Company and Cable Systems International Inc. (now Belden Communications Company) dated as of September 1, 1999, pertaining to the Note Purchase Agreement listed above as Exhibit 4.7 (Exhibit 4.8 to Form 10-K 1999)

10.1 Asset Transfer Agreement by and between Cooper Industries, Inc. and Belden Wire & Cable Company, with schedules and exhibits thereto (Exhibit 10.1 to Form 10-Q)

10.2 Canadian Asset Transfer Agreement by and between Cooper Industries (Canada) Inc. and Belden (Canada) Inc. (Exhibit 10.11 to Form 10-Q)

10.3 Trademark License Agreement by and between Belden Wire & Cable Company and Cooper Industries, Inc. (Exhibit 10.2 to Form 10-Q)

10.4 Stock Agreement by and between Cooper Industries, Inc. and Belden Inc. (Exhibit 10.4 to Form 10-Q)

10.5 Tax Sharing and Separation Agreement by and among Belden Inc., Cooper Industries, Inc., and Belden Wire & Cable Company (Exhibit 10.6 to Form 10-Q)

** 10.6 Non-Employee Director Stock Plan (Exhibit 4.5 to Form S-8)

** 10.7 Amendment to Non-Employee Director Stock Plan (Exhibit 10.7 to Form 10-K 1999)

** 10.8 Change of Control Employment Agreements, dated as of July 31, 2001, between Belden Inc. and each of C. Baker Cunningham, Richard K. Reece, Peter J. Wickman, Cathy O. Staples and Kevin L. Bloomfield (Exhibit 10.1 to Form 10-Q, Third Quarter, 2001)

** 10.9 Change of Control Employment Agreement, dated as of April 15, 2002, between Belden Inc. and D. Larrie Rose, and Change of Control Employment Agreement, dated as of May 13, 2002, between Belden Inc. and Robert W. Matz (Exhibit 10.5 to Form 8-K, December 2002)

* ** 10.10 Change of Control Employment Agreement, dated as of February 17, 2003, between Belden Inc. and Stephen H. Johnson

** 10.11 Letter Agreement dated April 15, 2002 between Belden Inc. and Richard K. Reece (Exhibit 10.4 to Form 8-K, December 2002)

** 10.12 Trust Agreement ("Rabbi Trust"), dated January 1, 1998, between Belden Wire & Cable Company and Bankers Trust Company (Exhibit 10.8 to Form 10-K 1997)

** 10.13 Belden Inc. Long-Term Incentive Plan (Exhibit 4.6 to 2000 Form S-8)

* ** 10.14 Belden Inc. Long-Term Cash Performance Plan

* ** 10.15 Belden Inc. Annual Cash Incentive Plan

* 10.16 Belden Wire & Cable Company Retirement Savings Plan

** 10.17 Belden Inc. Employee Stock Purchase Plan, as amended and restated as of August 15, 2001 (Exhibit 99.1 to Amendment to Form S-8)

10.18 Belden U.K. Employee Share Ownership Plan (Exhibit 4.6 to 2001 Form S-8)

** 10.19 Belden Wire & Cable Company Supplemental Excess Defined Benefit Plan, as amended and restated as of January 1, 1998 (Exhibit 10.14 to Form 10-K 2001)

** 10.20 First Amendment to Belden Wire & Cable Company Supplemental Excess Defined Benefit Plan (Exhibit 10.15 to Form 10-K 2001)

* **	10.21	Second Amendment to Belden Wire & Cable Company Supplemental Excess Defined Benefit Plan
**	10.22	Belden Wire & Cable Company Supplemental Excess Defined Contribution Plan, as amended and restated as of January 1, 1998 (Exhibit 10.16 to Form 10-K 2001)
**	10.23	First Amendment to Belden Wire & Cable Company Supplemental Excess Defined Contribution Plan (Exhibit 10.17 to Form 10-K 2001)
* **	10.24	Second Amendment to Belden Wire & Cable Company Supplemental Excess Defined Contribution Plan
**	10.25	Indemnification Agreements entered into between Belden Inc. and each of its directors and executive officers as of October 6, 1993 (Exhibit 10.10 to Form 10-Q)
**	10.26	Indemnification Agreements between Belden Inc. and each of Christopher I. Byrnes and Bernard G. Rethore dated as of November 14, 1995 and February 27, 1997, respectively (Exhibit 10.15 to Form 10-K 1997)
**	10.27	Indemnification Agreement, dated as of August 16, 1997, between Belden Inc. and Cathy O. Staples (Exhibit 10.2 to Form 10-Q, First Quarter, 1998)
**	10.28	Indemnification Agreements, dated as of May 4, 2000, between Belden Inc. and each of John M. Monter and Whitson Sadler (Exhibit 10.1 to Form 10-Q, First Quarter, 2000)
**	10.29	Indemnification Agreement, dated as of July 3, 2000, between Belden Inc. and Stephen H. Johnson (Exhibit 10.1 to Form 10-Q, Second Quarter, 2000)
**	10.30	Indemnification Agreement, dated as of August 17, 2000, between Belden Inc. and Arnold W. Donald (Exhibit 10.1 to Form 10-Q, Third Quarter, 2000)
**	10.31	Indemnification Agreement, dated as of July 23, 1999, between Belden Inc. and Robert W. Matz (Exhibit 10.6 to Form 8-K, December 2002)
	10.32	Credit Agreement, dated as of June 21, 2001, among Belden Inc.; Wachovia Bank, N.A.; SunTrust Bank; U.S. Bank National Association; ING Bank N.V., Venlo Branch; Comerica Bank; The Northern Trust Company and Mizuho Corporate Bank, Ltd. (Exhibit 10.1 to Form 10-Q, Second Quarter, 2001)
	10.33	First Amendment to Credit Agreement dated as of October 31, 2001 (Exhibit 10.26 to Form 10-K 2001)
	10.34	Second Amendment to Credit Agreement dated as of February 28, 2002 (Exhibit 10.1 to Form 10-Q, First Quarter, 2002)
	10.35	Third Amendment to Credit Agreement dated as of September 9, 2002 (Exhibit 10.1 to Form 8-K, December 2002)
	10.36	Fourth Amendment to Credit Agreement dated as of September 27, 2002 (Exhibit 10.2 to Form 8-K, December 2002)
	10.37	Fifth Amendment to Credit Agreement dated as of December 20, 2002 (Exhibit 10.3 to Form 8-K, December 2002)
	10.38	Guaranty Agreement of Belden Communications Company and Belden Wire & Cable Company dated as of June 21, 2001, pertaining to the Credit Agreement listed above as Exhibit 10.32 (Exhibit 10.27 to Form 10-K 2001)
	10.39	First Amendment to Guaranty Agreement dated as of February 28, 2002 (Exhibit 10.2 to Form 10-Q, First Quarter, 2002)
*	21.1	List of Subsidiaries of Belden Inc.
*	23.1	Consent of Ernst & Young LLP
*	24.1	Powers of Attorney from Members of the Board of Directors of Belden Inc.
*	99.1	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*	99.2	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Copies of the above Exhibits are available to shareholders at a charge of $.25 per page, minimum order of $10.00. Direct requests to:

Belden Inc., Attention: Secretary
7701 Forsyth Boulevard, Suite 800
St. Louis, Missouri 63105

(b) **Reports on Form 8-K.** One report on Form 8-K was filed during the last quarter of 2002. Such report on Form 8-K was dated and filed December 23, 2002, and the only item reported was Item 7 (Financial Statements and Exhibits), which set forth certain exhibits.

Schedule II – Valuation and Qualifying Accounts

(in thousands)	Beginning Balance	Additions: Charged to Costs and Expenses	Additions: Acquisitions	Deductions: Write Offs	Ending Balance
Year Ended December 31, 2000					
Allowance for doubtful accounts	$ 1,267	$ 5,715	$ 18	$ 328	$ 6,672
Inventory obsolescence and other reserves	$ 4,449	$ 5,936	$ 2,839	$ 2,409	$ 10,815
Year Ended December 31, 2001					
Allowance for doubtful accounts	$ 6,672	$ 9,287	$ -	$ 610	$ 15,349
Inventory obsolescence and other reserves	$ 10,815	$ 5,928	$ -	$ 6,310	$ 10,433
Year Ended December 31, 2002					
Allowance for doubtful accounts	$ 15,349	$ 2,268	$ -	$ 14,140	$ 3,477
Inventory obsolescence and other reserves	$ 10,433	$ 9,545	$ 3,527	$ 4,995	$ 18,510

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELDEN INC.

By /s/ C. BAKER CUNNINGHAM
C. Baker Cunningham
Chairman of the Board, President,
Chief Executive Officer & Director

Date: March 11, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ C. BAKER CUNNINGHAM C. Baker Cunningham	President, Chairman of the Board Chief Executive Officer and Director	March 11, 2003
/s/ RICHARD K. REECE Richard K. Reece	Vice President, Finance, and Chief Financial Officer (Mr. Reece also is the Company's Chief Accounting Officer)	March 11, 2003
/s/ LORNE D. BAIN* Lorne D. Bain	Director	March 11, 2003
/s/ JOHN M. MONTER* John M. Monter	Director	March 11, 2003
/s/ WHITSON SADLER* Whitson Sadler	Director	March 11, 2003
/s/ BERNARD G. RETHORE* Bernard G. Rethore	Director	March 11, 2003
/s/ ARNOLD W. DONALD* Arnold W. Donald	Director	March 11, 2003
/s/ CHRISTOPHER I. BYRNES* Christopher I. Byrnes	Director	March 11, 2003

/s/ C. BAKER CUNNINGHAM
*By C. Baker Cunningham, Attorney-in-fact

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, C. Baker Cunningham, certify that:

1. I have reviewed this annual report on Form 10-K of Belden Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operation and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

    a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 11, 2003

/s/ C. BAKER CUNNINGHAM
C. Baker Cunningham
Chairman of the Board, President and Chief Executive Officer

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Richard K. Reece, certify that:

1. I have reviewed this annual report on Form 10-K of Belden Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operation and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 11, 2003

/s/ RICHARD K. REECE
Richard K. Reece
Vice President, Finance and Chief Financial Officer

Index to Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated May 21, 1999, among Belden Inc., Ashes Merger Corp., Cable Systems Holding Company, Cable Systems Holding, LLC, Citicorp Venture Capital, Ltd. and the other Ultimate Owners (Exhibit 2 to Form 8-K, July 1999)
3.1	Certificate of Incorporation of the Company (Exhibit 3.1 to Registration Statement)
3.2	Bylaws of the Company (Exhibit 3.2 to Registration Statement)
4.1	Specimen Common Stock Certificate (Exhibit 4.1 to Form 10-K 1995)
4.2	Amendment to Specimen Common Stock Certificate (Exhibit 4.2 to Form 10-K 1997)
4.3	Rights Agreement, dated as of July 6, 1995, between Belden Inc. and First Chicago Trust Company of New York, as Rights Agent; Mellon Investor Services LLC has superseded First Chicago Trust Company of New York as Rights Agent (Exhibit 1 to Form 8-A)
4.4	Note Purchase Agreement, dated as of August 1, 1997, providing for up to $200,000,000 aggregate principal amount of Senior Notes issuable in series, with an initial series of Senior Notes in the aggregate principal amount of $75,000,000, between Belden Inc. as issuer and, as purchasers, Aid Association for Lutherans; Mutual of Omaha Insurance Company; United of Omaha Life Insurance Company; Nationwide Mutual Insurance Company; State Farm Life Insurance Company; Principal Mutual Life Insurance Company; Nippon Life Insurance Company of America; and Cudd and Company (Exhibit 4.4 to Form 10-K 1997)
4.5	First Amendment to Note Purchase Agreement listed above as Exhibit 4.4, dated as of September 1, 1999 (Exhibit 4.5 to Form 10-K 1999)
4.6	Amended and Restated Series 1997-A Guaranty of Belden Wire & Cable Company and Cable Systems International Inc. (now Belden Communications Company) dated as of September 1, 1999, pertaining to the First Amendment to Note Purchase Agreement listed above as Exhibit 4.5 (Exhibit 4.6 to Form 10-K 1999)
4.7	Note Purchase Agreement, dated as of September 1, 1999, providing for $125,000,000 aggregate principal amount of Senior Notes issuable in series, with three series of Senior Notes in the principal amounts of $64,000,000, $44,000,000, and $17,000,000, respectively, between Belden Inc. as issuer and, as purchasers, Principal Life Insurance Company, Commercial Union Life Insurance Company of America, State Farm Life Insurance Company, State Farm Life and Accident Assurance Company, Allstate Life Insurance Company, The Travelers Insurance Company, Primerica Life Insurance Company, First Trenton Indemnity Company, United of Omaha Life Insurance Company, American United Life Insurance Company, The State Life Insurance Company, Salkeld and Company, CIG and Company, Ameritas Variable Life Insurance Company, Ameritas Life Insurance Corporation, The Canada Life Assurance Company, Canada Life Insurance Company of America, Canada Life Insurance Company of New York, Modern Woodmen of America, Woodmen Accident and Life Company, Swanbird and Company and Clarica Life Insurance Company (Exhibit 4.7 to Form 10-K 1999)
4.8	Guaranty of Belden Wire & Cable Company and Cable Systems International Inc. (now Belden Communications Company) dated as of September 1, 1999, pertaining to the Note Purchase Agreement listed above as Exhibit 4.7 (Exhibit 4.8 to Form 10-K 1999)

	10.1	Asset Transfer Agreement by and between Cooper Industries, Inc. and Belden Wire & Cable Company, with schedules and exhibits thereto (Exhibit 10.1 to Form 10-Q)
	10.2	Canadian Asset Transfer Agreement by and between Cooper Industries (Canada) Inc. and Belden (Canada) Inc. (Exhibit 10.11 to Form 10-Q)
	10.3	Trademark License Agreement by and between Belden Wire & Cable Company and Cooper Industries, Inc. (Exhibit 10.2 to Form 10-Q)
	10.4	Stock Agreement by and between Cooper Industries, Inc. and Belden Inc. (Exhibit 10.4 to Form 10-Q)
	10.5	Tax Sharing and Separation Agreement by and among Belden Inc., Cooper Industries, Inc., and Belden Wire & Cable Company (Exhibit 10.6 to Form 10-Q)
**	10.6	Non-Employee Director Stock Plan (Exhibit 4.5 to Form S-8)
**	10.7	Amendment to Non-Employee Director Stock Plan (Exhibit 10.7 to Form 10-K 1999)
**	10.8	Change of Control Employment Agreements, dated as of July 31, 2001, between Belden Inc. and each of C. Baker Cunningham, Richard K. Reece, Peter J. Wickman, Cathy O. Staples and Kevin L. Bloomfield (Exhibit 10.1 to Form 10-Q, Third Quarter, 2001)
**	10.9	Change of Control Employment Agreement, dated as of April 15, 2002, between Belden Inc. and D. Larrie Rose, and Change of Control Employment Agreement, dated as of May 13, 2002, between Belden Inc. and Robert W. Matz (Exhibit 10.5 to Form 8-K, December 2002)
* **	10.10	Change of Control Employment Agreement, dated as of February 17, 2003, between Belden Inc. and Stephen H. Johnson
**	10.11	Letter Agreement dated April 15, 2002 between Belden Inc. and Richard K. Reece (Exhibit 10.4 to Form 8-K, December 2002)
**	10.12	Trust Agreement ("Rabbi Trust"), dated January 1, 1998, between Belden Wire & Cable Company and Bankers Trust Company (Exhibit 10.8 to Form 10-K 1997)
**	10.13	Belden Inc. Long-Term Incentive Plan (Exhibit 4.6 to 2000 Form S-8)
* **	10.14	Belden Inc. Long-Term Cash Performance Plan
* **	10.15	Belden Inc. Annual Cash Incentive Plan
*	10.16	Belden Wire & Cable Company Retirement Savings Plan
**	10.17	Belden Inc. Employee Stock Purchase Plan, as amended and restated as of August 15, 2001 (Exhibit 99.1 to Amendment to Form S-8)
	10.18	Belden U.K. Employee Share Ownership Plan (Exhibit 4.6 to 2001 Form S-8)
**	10.19	Belden Wire & Cable Company Supplemental Excess Defined Benefit Plan, as amended and restated as of January 1, 1998 (Exhibit 10.14 to Form 10-K 2001)
**	10.20	First Amendment to Belden Wire & Cable Company Supplemental Excess Defined Benefit Plan (Exhibit 10.15 to Form 10-K 2001)
* **	10.21	Second Amendment to Belden Wire & Cable Company Supplemental Excess Defined Benefit Plan
**	10.22	Belden Wire & Cable Company Supplemental Excess Defined Contribution Plan, as amended and restated as of January 1, 1998 (Exhibit 10.16 to Form 10-K 2001)
**	10.23	First Amendment to Belden Wire & Cable Company Supplemental Excess Defined Contribution Plan (Exhibit 10.17 to Form 10-K 2001)
* **	10.24	Second Amendment to Belden Wire & Cable Company Supplemental Excess Defined Contribution Plan
**	10.25	Indemnification Agreements entered into between Belden Inc. and each of its directors and executive officers as of October 6, 1993 (Exhibit 10.10 to Form 10-Q)
**	10.26	Indemnification Agreements between Belden Inc. and each of Christopher I. Byrnes and Bernard G. Rethore dated as of November 14, 1995 and February 27, 1997, respectively (Exhibit 10.15 to Form 10-K 1997)

**	10.27	Indemnification Agreement, dated as of August 16, 1997, between Belden Inc. and Cathy O. Staples (Exhibit 10.2 to Form 10-Q, First Quarter, 1998)
**	10.28	Indemnification Agreements, dated as of May 4, 2000, between Belden Inc. and each of John M. Monter and Whitson Sadler (Exhibit 10.1 to Form 10-Q, First Quarter, 2000)
**	10.29	Indemnification Agreement, dated as of July 3, 2000, between Belden Inc. and Stephen H. Johnson (Exhibit 10.1 to Form 10-Q, Second Quarter, 2000)
**	10.30	Indemnification Agreement, dated as of August 17, 2000, between Belden Inc. and Arnold W. Donald (Exhibit 10.1 to Form 10-Q, Third Quarter, 2000)
**	10.31	Indemnification Agreement, dated as of July 23, 1999, between Belden Inc. and Robert W. Matz (Exhibit 10.6 to Form 8-K, December 2002)
	10.32	Credit Agreement, dated as of June 21, 2001, among Belden Inc.; Wachovia Bank, N.A.; SunTrust Bank; U.S. Bank National Association; ING Bank N.V., Venlo Branch; Comerica Bank; The Northern Trust Company and Mizuho Corporate Bank, Ltd. (Exhibit 10.1 to Form 10-Q, Second Quarter, 2001)
	10.33	First Amendment to Credit Agreement dated as of October 31, 2001 (Exhibit 10.26 to Form 10-K 2001)
	10.34	Second Amendment to Credit Agreement dated as of February 28, 2002 (Exhibit 10.1 to Form 10-Q, First Quarter, 2002)
	10.35	Third Amendment to Credit Agreement dated as of September 9, 2002 (Exhibit 10.1 to Form 8-K, December 2002)
	10.36	Fourth Amendment to Credit Agreement dated as of September 27, 2002 (Exhibit 10.2 to Form 8-K, December 2002)
	10.37	Fifth Amendment to Credit Agreement dated as of December 20, 2002 (Exhibit 10.3 to Form 8-K, December 2002)
	10.38	Guaranty Agreement of Belden Communications Company and Belden Wire & Cable Company dated as of June 21, 2001, pertaining to the Credit Agreement listed above as Exhibit 10.32 (Exhibit 10.27 to Form 10-K 2001)
	10.39	First Amendment to Guaranty Agreement dated as of February 28, 2002 (Exhibit 10.2 to Form 10-Q, First Quarter, 2002)
*	21.1	List of Subsidiaries of Belden Inc.
*	23.1	Consent of Ernst & Young LLP
*	24.1	Powers of Attorney from Members of the Board of Directors of Belden Inc.
*	99.1	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*	99.2	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*Filed herewith. Documents not indicated by an asterisk (*) are incorporated herein by reference.

Stockholder Information

Corporate Office
Belden Inc.
7701 Forsyth Boulevard
Suite 800
St. Louis, Missouri 63105
(314) 854-8000

Investor Relations Contact
Dee Johnson
Director, Investor Relations
7701 Forsyth Boulevard
Suite 800
St. Louis, Missouri 63105
(314) 854-8054

Annual Meeting
11:00 a.m., May 6, 2003
St. Louis Club
7701 Forsyth Boulevard
St. Louis, Missouri 63105

Transfer Agent
Mellon Investor Services
P.O. Box 3315
So. Hackensack, New Jersey 07606
(888) 213-0965

Independent Auditors
Ernst & Young LLP
190 Carondelet Plaza
Suite 1300
St. Louis, Missouri 63105
(314) 290-1000

Form 10-K
Stockholders may obtain without charge a copy of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission by writing to the Investor Relations Department at the Company's corporate office.

Market Information
The Company's common stock is traded on the New York Stock Exchange under the symbol BWC and has been since September 30, 1993. At February 14, 2002, the Company had 811 stockholders of record.

Common Stock Prices and Dividends

	2002 (by quarter)			
	1	2	3	4
Dividend per common share	$ .05	$ .05	$ .05	$ .05
Common stock prices:				
High	25.75	24.94	21.14	17.44
Low	19.54	19.69	12.85	10.86

	2001 (by quarter)			
	1	2	3	4
Dividend per common share	$ .05	$ .05	$ .05	$ .05
Common stock prices:				
High	28.69	26.90	27.00	24.70
Low	19.30	17.00	15.95	17.10

Belden

Linking people and technology

7701 Forsyth Blvd. Suite 800
St. Louis, Mo. 63105
Telephone: 314-854-8000
Fax: 314-854-8001
www.belden.com